FIRST MAJESTIC SILVER CORP.

2009 ANNUAL REPORT

TSX:FR

IT’S WHAT’S INSIDE THAT COUNTS

FIRST MAJESTIC IS A WORLD-CLASS SILVER PRODUCER FOCUSED ON THE ACQUISITION AND EXPANSION OF ADVANCED-STAGE SILVER PROJECTS IN MEXICO. WE ARE COMMITTED TO BUILDING SUSTAINABLE MINING OPERATIONS BASED ON SOUND SOCIAL AND ENVIRONMENTAL PRACTICES.

Steadfastly driven to become one of North America’s top silver producers, First Majestic has had a remarkable year in 2009 highlighted by profitability, major improvements to its facilities, a strategic acquisition, and more industry recognition for its exemplary corporate citizenship.

TABLE OF CONTENTS

04	Letter to Shareholders

05	Highlights

06	Silver-Rich Mexico

07	Social Responsibility

09	Silver Uses, First Majestic Silver Bars & Bullion

10	Focus on Management

14	La Encantada Silver Mine

16	La Parrilla Silver Mine

18	San Martin Silver Mine

21	Del Toro Silver Mine & Real de Catorce Silver Project

22	First Majestic NI 43-101 reports

26	Financial Statements

53	Management’s Discussion & Analysis

79	Corporate Information

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 3

MESSAGE FROM THE PRESIDENT & CEO

LETTER TO SHAREHOLDERS

2009 HAS BEEN A TREMENDOUSLY EXCITING YEAR for First Majestic. We continued to aggressively execute our strategy to become a senior silver producer through the development of our existing assets and through the acquisition of additional assets. This was realized by completing a major expansion at the La Encantada Silver Mine and by acquiring Normabec Mining Resources Ltd. the owner of the exciting Real de Catorce Silver Project.

Gross revenues were very strong at $71.5 million growing by over 27%. We also experienced an 18% increase in shipments resulting in net income of $6.3 million, compared to a net loss of $5.1 million in 2008. We also invested over $33 million into our existing assets and reduced our liabilities by over $20 million.

First Majestic’s largest operation, the La Encantada, has undergone a $33 million facelift with the addition of a new cyanidation plant. When fully operational in Q2, 2010, this upgrade will result in the La Encantada’s silver production to be in the form of silver Doré bars instead of concentrates. At full production, La Encantada will contribute over four million ounces of silver annually.

GROSS REVENUES REMAINED STRONG AND GREW BY 27.5%.

The other significant event in 2009 was the acquisition of the Real de Catorce Silver Project. This project added over 47 million ounces of silver to First Majestic’s asset base and, at the same time, has given the Company ownership of a 6000 hectare prolific silver district that is under explored and under developed.

At the Del Toro Silver Mine in Zacatecas, preparations are underway for our next major construction project. Breaking ground for the construction of our fourth operation is slated to begin in late 2010, with a planned opening in late 2011.

To the credit of our team in Mexico, First Majestic was recognized for the second year running for our commitment and dedication to operating a socially and environmentally responsible company. First Majestic received an award from the Mexican authorities for the 2nd consecutive year —the Socially Responsible Business Distinction Award for 2009.

First Majestic’s year ended on a very positive note, with the fourth quarter results being the strongest in our history. It is noteworthy that these results in 2009 can be primarily credited to the La Parrilla and San Martin operations as the La Encantada expansion project was commissioned in November and had not delivered significant production increases by year end.

We are confident that 2010 will be an even better year financially for First Majestic due to increases in production and profitability expected from the recent expansion at La Encantada.

Our top priority is to continue to increase the scale of operations and continually make ongoing improvements as necessary. This strategy has proven successful to date and is expected to drive profits higher and ultimately translate to increasing the value of the Company for the benefit of all shareholders.

Keith Neumeyer
President & CEO

MESSAGE FROM THE COO

THANKS TO THE HARD WORK of our dedicated team in Mexico, we are proud that La Parrilla and San Martin mines now have a significantly improved productivity and efficiency in their operations. La Encantada is in the final stage of its upgrade and is expected to be at full capacity in the second quarter of 2010.

WE ARE CONFIDENT OUR EFFORTS WILL GREATLY IMPROVE OUR RESULTS IN 2010

We are working daily to improve our performance in all key areas of operations: hitting our production targets with special focus on metallurgical recoveries, maintaining our cost levels, providing safe and environmentally sound operations, and modernizing our facilities with new equipment and technologies. We are confident our efforts will greatly improve our results in 2010, and we look forward to advancing our Del Toro and Real de Catorce projects.

Our success over the last five years is the result of an exceptionally hard-working team of people. I wish to thank our Board of Directors, the management team for their support of the operations, and our committed team of employees who have worked so diligently over the years. Our partners and consultants also deserve our gratitude for the tremendous support they have given our operations. To our exploration team, who discovered and upgraded our resources, and to our administrative team, I say thank you. With their ongoing effort and dedication, we can rely on them to continue to drive our growth for many years to come.

Ramon Davila, Ing
Chief Operating Officer

HIGHLIGHTS RELENTLESS DRIVE TO BECOME ONE OF NORTH AMERICA’S LARGEST SILVER PRODUCERS
•	Gross revenue up 27.5% to $71.5M
•	Total production up 2.5% to 4,337,103 ounces of silver equivalents
•	Completed construction of $33 million upgrade at La Encantada
•	Continued focus on reduction of costs
•	Generated net income of $6.3 million (EPS of $0.08)
•	Invested over $33 million into existing properties
•	Acquired the Real de Catorce Silver Project
•	Company recognition for Distinction of Socially Responsible Business

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 5

WELCOME TO SILVER-RICH MEXICO

Mexico remains one of the world’s most attractive regions for mining and exploration. As one of the largest silver producing nations in the world, Mexico provides a strong mining culture, excellent geology, political stability, free trade agreements, a skilled workforce and efficient permitting regimes. Mexico is ranked in the 5th position – just below Australia, Canada, Chile and USA – as a low risk country, according to the 2009 study of the Behre Dolbear group’s “ranking countries for mining investment.”

A large number of free trade agreements further facilitate mining in Mexico, most importantly enabling 100% foreign direct investment (FDI). Interest rates and inflation have been well managed, and bureaucratic hurdles have been minimized.

First Majestic’s growth continues to be driven by acquisitions, continued development and exploration, and a firm commitment to the country.

COMMUNITY SUPPORT FROM THE GROUND UP

First Majestic is committed to the highest possible standard in corporate citizenship. We believe in supporting our communities from the ground up.

We take pride in making meaningful contributions to the communities we are active in wherever possible. We engage local workforces and stimulate well-being beyond our operations.

We are actively involved in improving and aiding in a variety of essential areas: healthcare services including supporting doctors, paramedics and ambulance services, supplying clean water to primary schools, paving of roads, providing funding for parks and recreation, upgrading of elementary and high schools, and assisting with agricultural subsidies and capital improvement projects.

In both 2008 & 2009, this commitment was recognized by the Centro Mexicano para la Filantropia with a Socially Responsibility Business Distinction award. This Distinction recognizes excellence in corporate ethics, quality of work, community citizenship, and environmental responsibility. We are particularly proud to have been recognized within the Mexican community two years running.

WE SUPPORT OUR LOCAL COMMUNITIES

In addition to the many things we do as a Company to assist the local populations, we also provide academic scholarships towards university degrees focused in geology and engineering, All of these efforts are simply reflections of the manner in which First Majestic operates.

First Majestic remains dedicated to maintaining a clean and safe work environment, and we continue to engage and work with our employees to provide the best training, tools, equipment and supervision on our worksites.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 7

THERE’S NO SUBSTITUTE FOR SILVER

SILVER

The diversity of silver uses in critical applications makes silver one of the most compelling investments today. As mankind becomes more reliant on technology, we become more reliant on silver. This trend seems to have no end in sight.

As an investment, the outlook for silver is expected to remain strong for many years. Silver has benefitted from being both an industrial metal and a cheap precious metal. Industrial metals have rallied strongly as the economic recovery has taken hold, while at the same time, precious metals have done well as investors and world banks have been divesting away from the US dollar. Jewellery demand has also been strong.

Given the diverse nature of silver demand, prices are expected to perform well. (Source: ScotiaMocatta, Silver Forecast 2010)

SOME OF THE KEY SILVER USES IN THE MARKET TODAY, ARE:

• Pharmaceuticals
• Anti-Bacterial Applications
• Electric Wiring
• Chemical Catalyst
• Reflectants
• Printed Circuitry
• Superconductors
• Electroplating
• Brazing & Soldering
• Coins & Bars for investment
• Photography (incl. X-Ray’s)
• Silverware & Jewellery
• Mirrors & Window Coatings
• Solar Energy
• Water Purification

FIRST MAJESTIC’S SILVER BARS & BULLION

FIRST MAJESTIC CONTINUES TO INNOVATE WITH THE INTRODUCTION OF AN ONLINE BULLION E-STORE

After many months of development, First Majestic recently launched our online E-store for the sale of our own silver coins and bars. Online sales now represent a significant portion of our sales.

This unique approach to selling our silver directly to investors gives First Majestic a new revenue source, higher than normal margins and more importantly, provides access for individuals who may otherwise find it difficult to source physical silver at reasonable prices. The company is pleased to continue to provide this opportunity for bullion investors, and are happy to hear that often these investors become shareholders.

First Majestic continues to strive to fill customer demand resulting in the introduction of a new 50 ounce free-poured bar to its product line. These innovative 50-ounce bars are hand-poured and marked the old-fashioned way, resulting in a rustic look that makes each bar a unique work of art.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 9

THE KEY TO OUR TREMENDOUS GROWTH HAS BEEN THE STRENGTH AND COMMITMENT OF OUR PEOPLE. IN JUST SEVEN SHORT YEARS, FIRST MAJESTIC HAS GROWN TO OVER $70 MILLION IN GROSS REVENUES, EMPLOYING OVER 1500 PEOPLE, WHICH INCLUDES ONE OF THE MOST RESPECTED OPERATIONAL TEAMS IN MEXICO.

COLLECTIVELY OUR TOP 40 EXECUTIVES HAVE OVER 600 YEARS OF MINING AND MANAGEMENT EXPERIENCE.

THE FIRST MAJESTIC TEAM OF ENERGETIC, TALENTED PEOPLE IN BOTH MEXICO AND CANADA ARE ALL FOCUSED ON ONE COMMON VISION-TO BE ONE OF THE LARGEST SILVER PRODUCERS IN NORTH AMERICA.

DRIVEN BY DEDICATED PROFESSIONALS

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 11

OUR TEAM

VANCOUVER OFFICE

Raymond L. Polman, B.Sc (Econ), CA
CHIEF FINANCIAL OFFICER

Mr. Polman has over 25 years of public accountancy and corporate finance experience in the Canadian and US financial markets. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and is a member of the Institute of Chartered Accountants of British Columbia. Mr. Polman served as a CA with Deloitte & Touche, LLP, for eight years prior to leaving public practice and heading up Finance for Rescan Consulting. He has also served as a Chief Financial Officer for a group of junior and growth stage public companies in the high tech sector.

Connie Lillico, B.A.
CORPORATE SECRETARY

Ms. Lillico has worked in public company management and administration since 2000. She was previously the Corporate Secretary of several publicly traded mining and oil & gas companies for three years, prior to which she was a Paralegal with a publicly traded software company for two-and-a-half years. Ms. Lillico also worked in corporate and securities law as a Paralegal with a large national legal firm for eight years. She has a Bachelor of Arts degree from Simon Fraser University and a Paralegal certification from Capilano College.

MEXICO OFFICE

Francisco Garza, CP
VICE PRESIDENT OF FINANCE AND ADMINISTRATION

Mr. Garza is a Chartered Public Accountant with over 42 years of experience during which he held positions with Grupo Mexico, San Luis Corporación, and Silver Eagle. Previous positions held by Mr. Garza include CFO, VP of Finance and Administration, and President of Auto Parts Division in the San Luis Group (LUISMIN).

1.	Raymond L. Polman
2.	Connie Lillico
3.	Francisco Garza

Sergio Ramírez, Ing
OPERATIONS DIRECTOR

Mr. Ramírez is a mining engineer with over 42 years of experience. He spent over 32 years in several key positions within Grupo Mexico and prior to that with the Mexican Government. In his five years with First Majestic, Mr. Ramírez has held several senior management positions within our operations. Previous positions held by Mr. Ramírez, include: Chief of Engineering, Chief of Planning, Mine Superintendent, Assistant Mine Manager, Mine Manager and Operations Director.

Florentino Muñoz, Ing
EXPLORATION DIRECTOR

Mr. Muñoz is a Geological Engineer who holds a Masters Degree in Economic Geology. Mr Muñoz’s 36 years of experience includes positions with Grupo Mexico, Luismin and Exploraciones Geologicas de Occidente. Mr. Muñoz also worked as an independent consultant. Mr. Muñoz’s prior positions include Chief Geologist, Geology Superintendent, Chief of Petrography and Mineragraphy, and Regional Exploration Manager.

Mario Maldonado, Lic.
CORPORATE HUMAN RESOURCES MANAGER

Mr. Maldonado holds a Bachelor Degree in Industrial Administration and has over 32 years of experience working in Human Resources for various firms. Mr. Maldonado has held positions with Industrias Peñoles, Refrescos del Norte, Embotelladora Aga, Jugos del Valle, and Casas Geo. Some of Mr. Maldonado’s earlier positions include Chief of Organization Development and Corporate Manager of Human Resources.

Oscar Melgar, Ing
CORPORATE PURCHASING MANAGER

Mr. Melgar is a Mechanical Engineer who holds a Masters Degree in Metallurgy and has over 35 years of experience. Mr. Melgar has held positions with Movisa, Minera San Francisco del Oro, Industrias Peñoles, Minera Maple, Svedala-Metso, Weir Envirotech, and Gammon Lake. Previous positions held by Mr. Melgar include Design Engineer, Assistant Maintenance Superintendent, Maintenance Superintendent, Manager of Spare Parts, and Purchasing Manager.

4.	Sergio Ramírez
5.	Florentino Muñoz
6.	Mario Maldonado
7.	Oscar Melgar

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 13

LA ENCANTADA SILVER MINE, COAHUILA, MEXICO

MAJOR EXPANSION COMPLETED IN 2009 WILL DRAMATICALLY INCREASE PRODUCTION

LOCATION: COAHUILA, MÉXICO
100% OWNERSHIP	96,250 MONTHLY CAPACITY (TONNES)	641 EMPLOYEES	1,446,660 2009 PRODUCTION (SILVER EQ. OZ.)	US$6.10 2009 DIRECT CASH COSTS PER OUNCE	US$10.20 2009 CASH COSTS PER OUNCE (ALL IN)	US$45.59 2009 TOTAL COSTS PER TONNE	3,500,000 2010 PROJECTED SILVER EQ. OZ. PRODUCTION

LA ENCANTADA SILVER MINE is First Majestic’s highest-grade mine and lowest-cost producer. It is located in the Coahuila State in Northern Mexico, easily accessible by road, and approximately an hour and half by plane from the city of Torreon. The mine site comprises of 4,076 hectares of mining rights and 1,343 hectares of surface land ownership. The closest city is Melchor Muzquiz.

The mine consists of a complete 3,500 tpd cyanidation plant and a 1,000 tpd flotation plant including all related facilities and infrastructure; a mining camp with 180 houses, administrative offices, laboratory, recreation centre, schools, church, general store and a private airstrip. First Majestic owns 100% of the La Encantada Silver Mine.

WE ARE CONVINCED THAT THE NEXT YEARS WILL BE A GREAT SUCCESS FOR ALL OF US AT FIRST MAJESTIC.

During 2009, a major expansion was completed at the La Encantada which resulted in the commissioning of a new 3500 tpd cyanidation plant. This new plant is currently in the ramp-up stage. Commercial production was achieved on April 1st, 2010 and full capacity is anticipated later in Q2 2010. The expansion is projected to add over 2.0 million ounces to the Company’s production in 2010, while bringing total production to over 4.0 million ounces in the form of Doré bars annually.

“The positive results of exploration and development of the high-grade area within the mine, including completing the learning curve on the new cyanidation plant, will allow the La Encantada to be one of the leading producers of low-cost silver in Mexico. We are in the process of ramping up the new plant and the challenge is very exciting for all of us. We are convinced that the next years will be a great success for all of us at First Majestic.”

Miguel Riós, Ing
LA ENCANTADA GENERAL MANAGER

Mr. Riós is a Mining Engineer with more than 28 years of experience during which he has worked with several mining groups such as Peñoles and Pan American Silver (Plata Panamericana). His previous positions include Mine Foreman, Mine and Planning Superintendent, Mine Superintendent, and General Manager. Mr. Riós has been with First Majestic for five years and has been the manager at each of the Company’s operations. He is currently the General Manager of the La Encantada mine.

NI 43-101 CHART - see pg. 23

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 15

LA PARRILLA SILVER MINE, DURANGO, MEXICO

DISCOVERY AT LAS VACAS, UNDER DEVELOPMENT FOR PRODUCTION IN 2011

LOCATION: DURANGO, MEXICO
100% OWNERSHIP	23,375 MONTHLY CAPACITY (TONNES)	423 EMPLOYEES	1,643,207 2009 PRODUCTION (SILVER EQ. OZ.)	US$4.26 2009 DIRECT CASH COSTS PER OUNCE	US$7.84 2009 CASH COSTS PER OUNCE (ALL IN)	US$38.60 2009 TOTAL COSTS PER TONNE	1,600,000 2010 PROJECTED SILVER EQ. OZ. PRODUCTION

LA PARRILLA was the first mine developed by First Majestic. It began commercial silver production in October 2004 and its operations have been scaled up continually from 180 tpd in early 2005 to the current capacity of 850 tpd. The La Parrilla Silver Mine is located approximately 75 km southeast of the city of Durango in Central Mexico. Excellent infrastructure exists in the area with the mine only 4 km away from a major highway. First Majestic owns 100% of the La Parrilla mine.

The plant processes both oxide and sulphide silver ores in two separate 425 tpd parallel circuits. Both Doré metal bars and flotation concentrates are being produced.

The Company’s mining claims surrounding the main mine and mill complex cover a very large, 53,249 hectare (131,558 acres) land package consisting of several known areas of mineralization, such as: the Los Rosarios, La Rosa and La Blanca/San Jose vein system (Rosarios System); San Marcos; Quebradillas; Las Vacas; San Nicolas; Las Animas, and numerous other targets for exploration along several known structures and projected intersections, such as Milagros, La Vibora and Sacramento.

During 2009, a key focus of the development program underway at La Parrilla was to reach the lower levels of the La Rosa/Rosarios vein. During the year, the 8th and 9th levels were developed, allowing the mine to increase the Proven and Probable Reserves and improve the quality of the resources that are located in these areas. At Quebradillas, the development work was focused on reaching a high-volume deeper ore body. This development proved successful, and the area is currently being prepared for production for 2010.

“La Parrilla is at a crucial stage due to the high mining potential both at the Rosarios System and at the Quebradillas mine, which will give us the opportunity to increase production in the near future. I feel very proud to work with a team of professionals that have a firm commitment with our Company. First Majestic has had a vision to acquire new projects with high potential, which has positioned the Company as one of the most important silver producers in Mexico. I am glad to be a part of it, and it is a privilege to work for First Majestic.”

Mario Valdez, Ing
LA PARRILLA GENERAL MANAGER

Mr. Valdez is a mining engineer with over 28 years of experience during which he has worked with several Mexican and Canadian mining companies such as Minera Autlan, Compañía Minera del Norte, Grupo Mexico, Baramin, Silver Eagle, Dia Bras, and Gammon Lake. Positions held include Mine Foreman, Chief of Engineering and Planning, Mine Superintendent, Mine Manager, Operations Manager, and Planning and Engineering Director.

NI 43-101 CHART - see pg. 22

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 17

SAN MARTIN SILVER MINE, JALISCO, MEXICO

SAN MARTIN CONTINUES TO PRODUCE SUBSTANTIAL OUNCES OF SILVER

LOCATION: JALISCO, MEXICO
100% OWNERSHIP	26,125 MONTHLY CAPACITY (TONNES)	342 EMPLOYEES	1,247,236 PRODUCTION (SILVER EQ. OZ.)	US$6.71 2009 DIRECT CASH COSTS PER OUNCE	US$7.35 2009 CASH COSTS PER OUNCE (ALL IN)	US$28.06 2009 TOTAL COSTS PER TONNE	1,250,000 2010 PROJECTED SILVER EQ. OZ. PRODUCTION

SAN MARTIN SILVER MINE is located in the Bolanos river valley, a 250 km drive north of Guadalajara, adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine and mill has been in continuous operation since 1983 and is a major contributor to the economy of the town of San Martin de Bolanos, which has a population of approximately 3,000 people.

The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface land rights where the 950 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings and offices are located. First Majestic has been focused on increasing its silver reserves/resources in Oxides while at the same time maintaining production at present levels. The mill has historically produced 100% Doré bars and continues to do so. First Majestic owns 100% of the San Martin Silver Mine.

A mill expansion program was launched in 2008 and completed in 2009 resulting in the current mill capacity. The upgrades included the construction and addition of a new thickener, new clarifiers and new filter presses. The expansion program also resulted in many improvements to the facilities, including the repair and reinforcing of the older leaching tanks and construction of spill containment systems.

During 2009, additional development was completed in a new area at the San Martin mine, referred to as the San Pedro area, which is located at the footwall of the Zuloaga vein. This development program has enabled access to higher grade ores and additional tonnage of reserves. An underground drill program is currently underway that is completing short horizontal holes into the footwall and hanging way. This program was responsible for discovering the San Pedro area and is anticipated to discover other similar areas.

“The potential for increasing the reserves and thus the life of the mine is great; we just began working in a new vein called La Esperanza in which we have very high expectations. The team that is working at the San Martin mine is excellent and we are working very hard to meet our targets.”

Alfredo Flores, Ing
SAN MARTIN GENERAL MANAGER

Mr. Flores is a mining engineer with over 31 years of experience during which he has worked with several different Mexican and Canadian mining companies such as Compañia Fresnillo, Industrias Peñoles, Luismin, and Excellon. Positions held include: Mine Foreman, Development Foreman, Assistant of Mine Superintendent, Mine Superintendent, Mine Manager, Operations Manager, and Regional Manager.

NI 43-101 CHART - see pg. 24

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 19

DEVELOPMENT PROJECTS

DEL TORO SILVER MINE, ZACATECAS, MEXICO

THE DEL TORO SILVER MINE is located 60 km southeast of the Company’s La Parrilla Silver Mine. The Del Toro operation represents the consolidation of two old silver mines: the Perseverancia and San Juan mines, which are approximately one kilometre apart.

Del Toro consists of mining rights that cover 393 hectares within 21 titled concessions plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine entrance. Access to the properties is through the nearby Interstate 45 highway and the state roads which connect the Chalchihuites Town and several country and trail roads. Local infrastructure, including electricity, water and telephones, and accommodations are excellent.

Exploration efforts at Del Toro have been highly successful in delineating a significant Resource base within a short period of time and at relatively low cost. All necessary permits for the construction of a 1,000 tpd flotation mill were granted in Q4 2009 and Q1 2010 by the Mexican authorities. No immediate plans are in place to commence construction, although the Company anticipates a final decision to proceed later in 2010.

NI 43-101 CHART - see pg. 25

REAL DE CATORCE SILVER PROJECT, SAN LUIS POTOSÍ, MEXICO

THE REAL DE CATORCE SILVER PROJECT is located approximately 25 km west of the town of Matehuala in the San Luis Potosí state of México, which lies about 259 km to the south of the industrial city of Saltillo and about 170 km north of the city of San Luis Potosí.

The Real de Catorce was acquired on November 13, 2009, with the all-share acquisition of Normabec Mining Resources. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares, with historical production of 230 million ounces between 1773 and 1990. First Majestic owns 100% of the Real de Catorce Silver Project.

In 2010, First Majestic plans to reconfirm the existing geological information and launch an aggressive drilling and exploration program in the latter half of the year.

NI 43-101 CHART - see pg. 25

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 21

LA PARRILLA SILVER MINE
NI 43-101 RESOURCES DATED SEPTEMBER 30, 2008

TOTAL PROVEN + PROBABLE MINERAL RESERVES (1,2,3,4,5)

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC (4) %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Proven Reserves (Oxides plus Sulphides)	288,468	302	1.36	0.93	2,797,487	3,064,952
Probable Reserves (Oxides plus Sulphides)	217,060	287	1.45	1.12	2,002,158	2,182,002
Total Proven Plus Probable Reserves	505,528	295	1.40	1.01	4,799,645	5,246,954

TOTAL MEASURED + INDICATED RESOURCES

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Measured Resources (Oxides plus Sulphides)	2,195,448	264	2.59	4.54	18,637,618	22,806,628
Indicated Resources (Oxides Plus Sulphides)	861,488	245	3.46	6.07	6,785,685	7,940,379
Total Measured Plus Indicated Resources (Oxides plus Sulphides)(6)	3,100,000	255	2.84	4.97	25,400,000	30,700,000

TOTAL INFERRED RESOURCES

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC (4) %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Total Inferred Resources (Oxides Plus Sulphides) (6)	8,000,000	169	0.87	1.49	43,900,000	52,800,000

1.	Estimates by First Majestic reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
2.	Silver equivalent based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb.
3.	Oxides Ag equivalent includes gold credit based on sales. Au Credit = 6 g/tonne Ag.
4.	Sulphides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is considered at 70% met. Recovery = 30 g/tonne Ag.
5.	Cut-off grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulphide ores. Zinc not considered in COG estimates.
6.	Rounded figures.

LA ENCANTADA SILVER MINE
NI 43-101 RESOURCES DATED SEPTEMBER 30, 2008

TOTAL PROVEN + PROBABLE MINERAL RESERVES (MINEABLE RESERVES) (4)

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC (5) %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Proven Reserves	683,992	354	2.23	0.92	7,777,602	8,261,401
Probable Reserves	4,511,686	186	2.45	2.54	26,936,651	27,287,462
Total Proven + Probable Reserves	5,195,677	208	2.42	2.33	34,714,253	35,548,863

TOTAL MEASURED + INDICATED RESOURCES (4)

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC (5) %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Measured Resources	445,650	399	4.15	0.65	5,710,055	6,025,271
Indicated Resources (6, 7, 8)	4,931,103	156	1.15	0.87	24,774,263	27,082,017
Total Measured + Indicated Resources	5,376,753	176	1.40	0.85	30,484,318	33,107,288
Total Proven and Probable Reserves plus Measured and Indicated Resources (9)	10,572,000	192	1.90	1.58	65,199,000	68,700,000

TOTAL INFERRED RESOURCES (1, 2, 3, 4)

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC (5) %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Total Inferred Resources (5, 9)	2,557,000	220	1.00	1.00	18,226,765	20,034,145

1.	Cut Off Grade (COG) estimated as 250 g/tonne Ag only; and 228g/tonne Ag eqv net of Pb credit.
2.	Estimated Reserves are exclusive of Resources.
3.	Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, US$0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
4.	Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
5.	Zinc is not recovered.
6.	Dump stockpile is considered as Measured Resource because the average grade is below COG -- 203 g/tonne Ag only and 186 g/tonne Ag eqv however with pre-screening may be processed.
7.	La Morena sulphide deposit requires additional metallurgical test work to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
8.	Tailings are included within the Indicated Resources due to required additional test work and grade below Cut-off grade - 111 g/tonne Ag.
9.	Rounded figures

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 23

SAN MARTIN SILVER MINE
NI 43-101 RESOURCES DATED SEPTEMBER 30, 2008

TOTAL PROVEN + PROBABLE MINERAL RESERVES (MINEABLE RESERVES) (1, 2, 3, 4, 5)

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC (4) %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Proven Reserves (Oxides)	527,373	273			4,636,211	4,805,765
Probable Reserves (Oxides)	243,091	276			2,154,571	2,232,727
Total Proven and Probable Reserves	770,464	274			6,790,782	7,038,492

TOTAL MEASURED + INDICATED RESOURCES (2, 3, 5)

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC (4) %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Measured Resources (Oxides)	122,404	233			915,774	955,128
Measured Resources (Sulfides)	415,771	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources (Oxides)	294,361	288			2,729,201	2,823,840
Indicated Resources (Sulfides)	670,684	116	0.94	1.64	2,498,639	2,498,639
Total Measured and Indicated Resources (Oxides plus Sulfides)	1,503,220	154	0.91	1.80	7,435,827	7,569,820
Proven and Probable Reserves Plus Measured and Indicated Resources	2,273,684	195	0.91	1.80	14,226,609	14,608,312

TOTAL INFERRED RESOURCES (2, 3, 5)

CATEGORY	TONNES	GRADE			METAL CONTAINED
		SILVER G/TONNE	LEAD %	ZINC (4) %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Total Inferred Resources (Oxides plus Sulfides)	8,200,000	185	1.40	1.60	48,900,000	50,037,365

1. Estimated Reserves are exclusive of Resources.
2. Cut Off estimates as 146 g/tonne Ag for oxides, and 87 g/tonne Ag for dump recovered; Ageq=Au/Pb credits= 10g/tonne Ag
3. Metal prices at $708/oz-Au, $12.00/oz -Ag, $0.75/lb -Pb, $0.50/lb -Zn.
4. Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
5. Base metals, Lead and Zinc are not recovered due to low market prices.

To download the entire San Martin 43-101 Technical Report - Click here to view (PDF, 9.34 MB)

DEL TORO SILVER MINE
NI 43-101 RESOURCES ESTIMATE DATED JULY 31, 2008

CATEGORY	TONNES	GRADE			CONTAINED SILVER EQV. OUNCES
		SILVER G/TONNE	LEAD %	ZINC %
Measured + Indicated - Oxides	728,444	194	2.45	2.71	2,947,000
Measured + Indicated - Sulphides	649,528	353	7.20	7.14	17,996,000
Total Measured + Indicated Resources	1,377,972	269	4.69	4.80	20,943,000
Total Inferred Resources	1,831,738	306	5.77	5.94	35,970,000

1.	Resource estimated “in situ”
2.	Price considerations $12.70/oz Ag, $0.90/lb-Pb and $0.85/lb-Zn.
3.	Mill recovery estimated: Oxides -- Ag 65%: Sulphides -- Ag 85%, Pb 85% and Zn 80%.
4.	Minimum mining width -- 2.00 m.
5.	Rounded figures.

REAL DE CATORCE SILVER PROJECT
NI 43-101 RESOURCES ESTIMATE DATED JULY 25, 2008
Update Resource Calculation November 10, 2008

CATEGORY	TONNES (6,7,8)	GRADE			METAL CONTAINED (2,5) SILVER (OZ.)
		SILVER G/TONNE (3,4)	LEAD %	ZINC %
Measured Resources (oxides)	2,656,428	222	0.08	0.06	18,938,779
Indicated Resources (sulphides)	1,052,170	316	0.73	0.74	10,675,742
Measured in Tailings	1,403,233	90			4,075,305
Total Measured and Indicated Resources	5,111,831	205	0.27	0.25	33,689,826

TOTAL INFERRED RESOURCES

CATEGORY	TONNES (6,7,8)	GRADE			METAL CONTAINED (2,5) SILVER (OZ.)
		SILVER G/TONNE (3,4)	LEAD %	ZINC %
Total Inferred Resources	1,854,963	220	0.22	0.17	13,097,701

1.	Estimated are exclusive of Resources.
2.	Metal contained is Silver only.
3.	Grade capping at 605 g/t Ag for oxides and 1500 g/t Ag for sulphides.
4.	Cut Off Grade (COG) estimated as 100 g/tonne Ag.
5.	Metal contained not include credits derived from the lead and zinc.
6.	Mining dilution is included at over 1.50 m width. Estimates do not include mining recovery.
7.	The datebase for resource estimate consist of diamond drilling (surface grid 50 x 50 m-underground) and surface channel sampling.
8.	Method; polygons maximum radius 50 m.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 25

1805, 925 West Georgia Street Vancouver, B.C. Canada V6C 3L2 Phone: 604.688.3033 Fax: 604.639.8873 Toll Free: 1.866.529.2807 info@firstmajestic.com www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
March 19, 2010	March 19, 2010

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver, BC Canada V7X 1P4 Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

AUDITORS’ REPORT

To the Shareholders of
First Majestic Silver Corp.

We have audited the consolidated balance sheets of First Majestic Silver Corp. as at December 31, 2009 and 2008, and the consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
March 19, 2010

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 27

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2009 AND 2008
(Expressed in Canadian dollars)

	2009	2008
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	5,889,793	17,424,123
Accounts receivable	2,174,848	2,116,325
Other receivables (Note 6)	6,725,989	7,212,693
Inventories (Note 7)	3,812,460	4,941,340
Prepaid expenses and other (Note 8)	1,467,759	2,174,256
	20,070,849	33,868,737
MINING INTERESTS (Note 9)
Producing properties	57,144,477	49,933,735
Exploration properties	109,255,696	102,760,230
Plant and equipment	60,388,530	42,127,380
	226,788,703	194,821,345
CORPORATE OFFICE EQUIPMENT (Note 9)	409,281	483,050
DEPOSITS ON LONG-TERM ASSETS (Note 12)	4,306,419	1,986,517
	251,575,252	231,159,649

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	11,304,170	17,339,624
Unearned revenue on silver bullion sales	158,147	110,258
Current portion of debt facilities (Note 11)	1,546,612	-
Vendor liability and interest (Notes 5 and 10)	-	13,940,237
Vendor liability on mineral property	-	1,372,973
Current portion of capital lease obligations (Note 20)	2,139,352	1,584,477
Income and other taxes payable	117,844	557,634
	15,266,125	34,905,203
FUTURE INCOME TAXES	28,417,011	30,690,087
CAPITAL LEASE OBLIGATIONS (Note 20)	668,284	1,898,396
LONG-TERM PORTION OF DEBT FACILITIES (Note 11)	3,213,487	-
OTHER LONG TERM LIABILITIES (Note 19)	753,657	832,769
ASSET RETIREMENT OBLIGATIONS (Note 21)	4,336,088	5,304,369
	52,654,652	73,630,824

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 14(a))	244,241,006	196,648,345
SHARE CAPITAL TO BE ISSUED (Note 14(d))	276,495	276,495
CONTRIBUTED SURPLUS	27,808,671	23,297,258
ACCUMULATED OTHER COMPREHENSIVE LOSS	(40,238,914)	(23,216,390)
DEFICIT	(33,166,658)	(39,476,883)
	198,920,600	157,528,825
	251,575,252	231,159,649

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 22)
COMMITMENTS (Note 23)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in Canadian dollars, except share amounts)

	2009	2008
	$	$

Revenues (Note 15)	59,510,669	44,324,887

Cost of sales	34,351,853	30,419,415
Amortization and depreciation	3,504,065	3,169,226
Depletion	2,748,709	3,034,137
Accretion of reclamation obligation (Note 21)	445,090	200,477
Mine operating earnings	18,460,952	7,501,632

General and administrative	8,089,087	7,549,079
Stock-based compensation	3,302,780	3,680,111
Write-down of mineral properties (Note 9 (f))	2,589,824	-
	13,981,691	11,229,190

Operating income (loss)	4,479,261	(3,727,558)

Interest and other expenses	(2,101,862)	(1,372,768)
Investment and other income	1,129,527	1,180,742
Impairment of marketable securities	(390,467)	-
Foreign exchange loss	(36,426)	(3,144,654)
Income (loss) before taxes	3,080,033	(7,064,238)

Income tax expense - current	85,786	136,533
Income tax (recovery) - future	(3,315,978)	(2,055,987)
Income tax recovery (Note 18)	(3,230,192)	(1,919,454)

NET INCOME (LOSS) FOR THE YEAR	6,310,225	(5,144,784)

EARNINGS (LOSS) PER COMMON SHARE
BASIC	$0.08	$(0.07)
DILUTED	$0.07	$(0.07)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	83,389,253	71,395,164
DILUTED	85,913,487	71,395,164

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 29

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in Canadian dollars, except share amounts)

					Accumulated
					Other
					Comprehensive		Total
	Share capital			Contributed	Income (Loss)		AOCI
	Shares	Amount	To be issued	Surplus	("AOCI") (1)	Deficit	and deficit	Total
		$	$	$	$	$	$	$

Balance at December 31, 2007	63,042,160	145,699,783	9,286,155	17,315,001	(15,186,207)	(34,332,099)	(49,518,306)	122,782,633
Net loss	-	-	-	-	-	(5,144,784)	(5,144,784)	(5,144,784)
Other comprehensive loss:
Translation adjustment	-	-	-	-	(7,616,671)	-	(7,616,671)	(7,616,671)
Unrealized loss on marketable securities	-	-	-	-	(413,512)	-	(413,512)	(413,512)
Total comprehensive loss							(13,174,967)	(13,174,967)
Shares issued for:
Exercise of options	436,650	1,398,566	-	-	-	-	-	1,398,566
Exercise of warrants	7,500	31,875	-	-	-	-	-	31,875
First Silver arrangement	1,861,500	9,009,660	(9,009,660)	-	-	-	-	-
Public offering, net of issue costs (Note 14(a)(iv))	8,500,000	40,144,471	-	-	-	-	-	40,144,471
Stock option expense, net of deferred compensation	-	-	-	3,609,247	-	-	-	3,609,247
Warrants issued during the year	-	-	-	2,737,000	-	-	-	2,737,000
Transfer of contributed surplus upon exercise of stock options	-	363,990	-	(363,990)	-	-	-	-
Balance at December 31, 2008	73,847,810	196,648,345	276,495	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825

Net income	-	-	-	-	-	6,310,225	6,310,225	6,310,225
Other comprehensive loss:
Translation adjustment	-	-	-	-	(17,411,904)	-	(17,411,904)	(17,411,904)
Impairment of marketable securities	-	-	-	-	390,467	-	390,467	390,467
Unrealized loss on marketable securities	-	-	-	-	(1,087)	-	(1,087)	(1,087)
Total comprehensive loss							(10,712,299)	(10,712,299)
Shares issued for:
Exercise of options	36,250	97,963	-	(29,125)	-	-	-	68,838
Exercise of warrants	50,000	165,000	-	-	-	-	-	165,000
Public offering, net of issue costs (Note 14(a)(i))	8,487,576	18,840,890	-	848,758	-	-	-	19,689,648
Private placements, net of issue costs (Note 14(a )(i i))	4,167,478	9,051,069	-	389,000	-	-	-	9,440,069
Debt settlements (Note 14(a )(iii))	1,191,852	2,741,260	-	-	-	-	-	2,741,260
Acquisition of Normabec (Note 13)	4,867,778	16,696,479	-	-	-	-	-	16,696,479
Stock option expense during the year	-	-	-	3,302,780	-	-	-	3,302,780
Balance at December 31, 2009	92,648,744	244,241,006	276,495	27,808,671	(40,238,914)	(33,166,658)	(73,405,572)	198,920,600

(1) AOCI consists of the cumulative translation adjustment on self sustaining subsidiaries which primarily affects the mining interests, except for the unrealized loss of $1,087 (2008 - unrealized loss of $391,000) on marketable securities classified as "available for sale".

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in Canadian dollars)

	2009	2008
	$	$
OPERATING ACTIVITIES
Net income (loss) for the year	6,310,225	(5,144,784)
Adjustment for items not affecting cash
Depletion	2,748,709	3,034,137
Depreciation	3,504,065	3,169,226
Stock-based compensation	3,302,780	3,680,111
Accretion of reclamation obligation	445,090	200,477
Write-down of other assets	-	240,000
Write-down of mineral property interests	2,589,824	-
Write-down of marketable securities	390,467	-
Future income taxes	(3,315,978)	(2,055,987)
Other income from derivative financial instruments	(1,002,780)	-
Unrealized foreign exchange loss and other	566,553	1,510,431
	15,538,955	4,633,611
Net change in non-cash working capital items
(Decrease) Increase in accounts receivable and other receivables	(960,183)	1,517,537
Decrease (Increase) in inventories	365,964	(1,571,118)
Increase in prepaid expenses and other	(1,144,849)	(588,697)
(Decrease) Increase in accounts payable and accrued liabilities	(5,813,014)	1,055,694
Increase in unearned revenue	47,889	110,258
Decrease in taxes receivable and payable	(89,190)	(369,312)
Increase in vendor liability and interest	-	399,112
(Decrease) Increase in vendor liability on mineral property	(1,242,543)	1,372,973
	6,703,029	6,560,058
INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)	(14,025,158)	(24,485,036)
Additions to plant and equipment (net of accruals)	(19,365,209)	(14,921,672)
Increase in derivative financial instruments	-	(127,153)
Decrease (increase) in silver futures contract deposits	1,355,163	(363,278)
Investment in marketable securities	(300,000)	-
Increase in deposits on long term assets and other	(2,508,617)	(704,487)
Acquisition of Normabec, less cash acquired	(531,419)	-
	(35,375,240)	(40,601,626)
FINANCING ACTIVITIES
Issuance of common shares and warrants, net of issue costs	29,363,555	41,574,912
Payment of capital lease obligations	(2,708,513)	(2,551,752)
Prepayment facility, net of repayments	415,632	-
Payment of restricted cash into trust account	(14,258,332)	-
Payment of short-term Arrangement liability	-	(388,836)
Proceeds from FIFOMI debt facility	4,309,159	-
	17,121,501	38,634,324

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,550,710)	4,592,756
EFFECT OF EXCHANGE RATE ON CASH HELD IN FOREIGN CURRENCY	16,380	(3,816)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR	17,424,123	12,835,183

CASH AND CASH EQUIVALENTS - END OF THE YEAR	5,889,793	17,424,123

CASH AND CASH EQUIVALENTS IS COMPRISED OF:		-
Cash	5,296,059	495,168
Short-term deposits	593,734	2,988,718
Restricted cash (Notes 5 and 10)	-	13,940,237
	5,889,793	17,424,123

Interest paid	636,950	883,307
Income taxes paid	-	135,847
NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 24)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 31

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively.

These consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the price of silver in global commodity markets, and on maintaining profitable operations or obtaining sufficient funds from alternative sources as required to augment operations and for ongoing capital developments. If the Company were unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and the balance sheet classifications used.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 10. Intercompany balances and transactions are eliminated on consolidation.

Variable Interest Entities (“VIEs”) as defined by the Accounting Standards Board in Accounting Guideline 15 “Consolidation of Variable Interest Entities” are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities expected losses and/or expected residual returns. The Company has determined that it has no VIEs.

Measurement Uncertainties

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas where management judgment is applied include, among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves, accounting for income tax provisions, stock-based compensation, the determination of the fair value of assets acquired in business combinations and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those reported.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions. In 2008, cash and cash equivalents included restricted cash of $13.9 million as described in Note 5.

Inventories

Silver coins and bullion, finished products of silver doré and silver concentrates, ore in process and stockpile (unprocessed ore) are valued at the lower of cost and net realizable value. Cost is determined as the average production cost of saleable silver and metal by-product. Materials and supplies are valued at the lower of cost and net replacement cost.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Interests

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production.

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The carrying value of exploration stage mineral property interests represent costs incurred to date. The Company is in the process of exploring its other mineral property interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment at least annually, and when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use or disposal. In the event that a long-lived asset is determined to be impaired, the amount by which the carrying value exceeds its fair value is charged to earnings.

Asset Retirement Obligations and Reclamation Costs

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at their initial value and amortized over the mineral property’s useful life based on a units-of-production method.

Translation of Foreign Currencies

(i) Foreign Currency Transactions

The currency of measurement for the Company’s Mexican operating subsidiaries is the Mexican peso. Transaction amounts denominated in foreign currencies (currencies other than the Mexican peso) are translated into Mexican pesos at exchange rates prevailing on the transaction dates. Carrying values of foreign currency denominated monetary assets and liabilities are translated into the currency of measurement at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the historical exchange rates in effect at the time of the transactions. Exchange gains and losses arising from the translation of these foreign currency denominated monetary assets and liabilities are included in operations.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 33

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(ii) Subsidiary Financial Statements

The financial statements of Mexican self-sustaining subsidiaries that are measured in Mexican pesos are translated into Canadian dollars using the current rate method. Translation gains and losses related to current rate translation of non-monetary items as at the reporting date are included as an element of the exchange gains and losses and included as a separate component of accumulated other comprehensive income.

The financial statements of the Company’s integrated Mexican subsidiaries, MRB and Servicios, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currency of the subsidiary are translated at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at the exchange rate in effect at the transaction date. Revenue and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of revenue and expenses relating to non-monetary assets and liabilities, which are translated at the historical rate. Gains and losses are included in the earnings for the year.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the straight line method over the following useful lives not to exceed the life of mine:

Computer equipment	3 years straight-line
Automobile	5 years straight-line
Office equipment	5 years straight-line
Machinery and equipment	10 years straight-line
Buildings	20 years straight-line
Leasehold improvements	56 months straight-line

Construction in progress costs are not amortized until the related asset is complete, ready for use, and utilized in commercial production.

Revenue Recognition

Revenue from the sale of silver is recorded in the Company’s accounts when title transfers to the customer (which generally occurs on the date the shipment is delivered) when collection is reasonably assured, and when the price is reasonably determinable. Revenue is recorded in the statement of operations net of relevant smelting and refining treatment costs, and transportation costs paid to counterparties. Revenue from the sale of silver is subject to adjustment upon final settlement of estimated weights and assays. Silver metal prices are established upon delivery and do not require settlement changes. By-product revenues are included as a component of net sales revenues.

Unearned Revenue

Unearned revenue is recorded when cash has been received from customers prior to shipping of the related silver coins, ingots and bullion products.

Earnings or Loss Per Share

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

The Company uses the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and stock-based awards that call for settlement in cash or other assets. The compensation expense is determined as the fair value of the option at the date of grant and is calculated using the Black-Scholes Option Pricing Model. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is transferred to share capital. The effect of forfeitures of stock-based compensation is recorded as an adjustment to stock-based compensation expense in the period the option is forfeited.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company’s net investment in self-sustaining foreign operations.

Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”).

Financial Instruments – Recognition and Measurement and Hedges

Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the consolidated statements of income (loss). Loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are presented in prepaid expenses and other assets in the Company’s consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Other than temporary unrealized losses on available-for-sale, financial assets are recognized in the consolidated statements of income (loss). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

The Company may periodically use foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and commodity prices. Derivative financial instruments are recorded on the Company’s balance sheet at their fair values with changes in fair values recorded in the results of operations during the period in which the change occurred.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income.

The Company has designated its financial assets and liabilities as follows:

•	Cash and cash equivalents	Held-for-trading
•	Marketable securities	Available-for-sale
•	Accounts receivable and other receivables	Loans and receivables
•	Derivative financial instruments	Held-for-trading
•	Accounts payable and accrued liabilities	Other financial liabilities
•	Vendor liabilities	Other financial liabilities
•	Debt facilities	Other financial liabilities
•	Capital lease obligations	Other financial liabilities

Comparative Figures

Certain comparative figures have been reclassified to conform to the classifications used in 2009.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 35

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Policies

Goodwill and Intangible Assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of internally developed intangible assets, including certain preproduction and start-up costs that do not meet the definition of an asset, and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009 and did not have a material impact on the Company. In regards to the start-up costs related to the ramp-up of the La Encantada mill expansion, Section 3061 “Property, Plant and Equipment” provides guidance for the capitalization of start-up costs which will be deferred until “commercial stage” production has been achieved.

Credit Risk and the Fair Value of Financial Assets and Liabilities

The Company adopted EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which provides guidance on how to take into account an entity’s own credit risk and that of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Upon adoption of this EIC, there were no resulting material changes to the Company’s financial position or results of operations.

Mining Exploration Costs

The Company adopted EIC-174, “Mining Exploration Costs”, which provides guidance on how to account for mineral exploration costs as well as when and how to assess for impairment when such exploration costs are capitalized. Upon adoption of this EIC, there were no resulting material changes to the Company’s financial position or results of operations.

Financial Instruments – Disclosures

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures” to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company’s annual consolidated financial statements for the year ended December 31, 2009. The Company has only one financial instrument to which this amendment applies and it considers its marketable securities to be “Level 1” of the fair value hierarchy. Level 1 uses unadjusted quoted prices in active markets.

Financial Instruments – Recognition and Measurement

In July 2009, the Company adopted the amendments made by the CICA to Handbook Section 3855, “Financial Instruments – Recognition and Measurement” to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements for the year ended December 31, 2009.

Future Accounting Pronouncements

Business Combinations, Consolidations and Non-controlling interests

The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has not adopted these new standards for the year ended December 31, 2009.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is January 1, 2011, and relates to interim and annual financial statements on or after January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for all reporting periods beginning after January 1, 2010.

The Company has commenced planning its transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is continuing its diagnosis and impact assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. The Company will continue to monitor changes in IFRS during implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

3. MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2008.

The Company’s capital structure consists of debt facilities and shareholders’ equity, comprising issued capital, share capital to be issued, contributed surplus, deficit and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months, provided there are no materially adverse developments with commodity prices during this period.

4. FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through one international organization. Additionally, silver concentrates and related base metal byproducts are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.0 million as at December 31, 2009, a significant portion which is past due. The Company is proceeding through a lengthy and slow review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2009, the Company had a loan facility with the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (“FIFOMI”) amounting to $4.3 million repayable over a five-year period. As at December 31, 2009, the Company has outstanding accounts payable and accrued liabilities of $11.3 million which are generally payable in 90 days or less.

Although, the Company does not have a history of operating profits, the Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 37

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

The Company’s liabilities have contractual maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$2,807,636	$2,139,352	$668,284	$-	$-
FIFOMI Loan Facilities	4,309,159	1,095,672	1,676,605	1,536,882	-
Trafigura Prepayment Facility	450,940	450,940	-	-	-
Real de Catorce Payments (1)	1,261,200	1,261,200	-	-	-
Purchase Obligations (2)	2,071,102	2,071,102	-	-	-
Asset Retirement Obligations	4,336,088	-	-	-	4,336,088
Accounts Payable and Accrued Liabilities	11,304,170	11,304,170	-	-	-
	$26,540,295	$18,322,436	$2,344,889	$1,536,882	$4,336,088

(1)	Contract commitments to acquire surface rights and geological i nformation relating to the Real de Catorce Project.

(2)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, investments in mining interests, accounts payable and loans payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Mexican peso and the Canadian dollar is included in the table below.

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold and lead. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control.

The Company does not use derivative instruments to hedge its commodity price risk.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest bearing financial liabilities comprise a floating rate loan with FIFOMI and a floating rate operating line, plus fixed rate debt instruments and capital leases with terms to maturity ranging up to three years. The FIFOMI loans are floating at 7.51% and 7.31% over the Mexican Interbank Rate which is currently at 4.91%

The sensitivity analyses below have been determined based on the undernoted risks at December 31, 2009.

Reasonably possible changes
$US
	Denominated		Peso/$CDN	Market
	Silver Commodity	$US /Peso	Exchange	interest
	Price	Exchange Rate	Rate	rate
Impact on Annual Operations	+/- 10%	+/- 10%	+/- 10%	+/- 25 basis points
Net Income (1)	$217,485	$423,771	$3,870	$14,724

(1)

These sensitivities are hypothetical and should be used with caution, favourable hypothetical changes in the assumptions result in an increased amount and unfavourable hypothetical changes in the assumptions result in a decreased amount of net income and/or other comprehensive income.

Fair Value Estimation

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable, capital lease obligations and debt facilities.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

Marketable securities and derivative instruments are carried at fair value. The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities and unearned revenue approximate their carrying value due to the short term nature of these items. The fair values of capital lease obligations and debt facilities approximate their carrying value due to the floating interest rate on these items. The fair value of the vendor liability and interest payable is not readily determinable due to the uncertainty with respect to the outcome of the litigation described in Note 10.

5. RESTRICTED CASH

On July 22, 2008, the Company secured its outstanding vendor liability (Note 10) by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. In addition, a further $545,522 was paid into the Supreme Court of British Columbia in January 2009 and the Letter of Credit increased to a total Restricted Cash balance of $14,485,759. On July 16, 2009, the Company agreed to a consent order whereby $14,258,332 was paid out of the Letter of Credit to the trust account of the lawyers of the previous Majority Shareholder of First Silver. The remaining $227,420 was paid out to the Company and the Letters of Credit were cancelled. The consent order requires that the $14,258,332 be held in trust by legal counsel to the vendor pending the outcome of the litigation. These funds would only become accessible to the Company in the event of a favourable outcome to the litigation.

6. OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	2009	2008
	$	$
Value a dded taxes recoverable	6,030,775	6,109,943
Other taxes recoverable	107,741	406,536
Interest receivable	6,860	188,111
Loans receivable from employees	101,789	67,240
Loan receivable from s upplier	478,824	440,863
	6,725,989	7,212,693

7. INVENTORIES

Inventories consist of the following:

	2009	2008
	$	$
Silver coins and bullion including in process shipments	273,262	247,368
Finished product - doré and concentrates	343,990	1,342,550
Ore in process	463,549	196,169
Stockpile	387,836	1,631,625
Materials and s upplies	2,343,823	1,523,628
	3,812,460	4,941,340

8. PREPAID EXPENSES AND OTHER

Details of prepaid expenses and other are as follows:

	2009	2008
	$	$
Prepayments to suppliers and contractors	832,880	1,380,509
Deposits	215,036	252,941
Marketable s ecurities	387,425	50,375
Derivative financial instruments	-	490,431
Prepaid mineral rights	32,418	-
	1,467,759	2,174,256

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 39

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

9. MINING INTERESTS AND PLANT AND EQUIPMENT

Mining interests and plant and equipment, net of accumulated depreciation and depletion, are as follows:

		2009			2008
		Accumulated			Accumulated
		depreciation			depreciation
		and	Net Book		and	Net Book
	Cost	depletion	Value	Cost	depletion	Value
	$	$	$	$	$	$
Mining properties	183,585,673	17,185,500	166,400,173	167,130,756	14,436,791	152,693,965
Plant and equipment	69,026,387	8,637,857	60,388,530	48,271,432	6,144,052	42,127,380
	252,612,060	25,823,357	226,788,703	215,402,188	20,580,843	194,821,345

A summary of the net book value of mining properties is as follows:

		2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depletion	Value	Cost	Depletion	Value
MEXICO

Producing properties
La Encantada (a)	13,055,900	2,886,830	10,169,070	8,922,466	2,276,963	6,645,503
La Parrilla (b)	22,371,850	3,009,041	19,362,809	18,644,777	2,038,223	16,606,554
San Martin (c)	38,902,227	11,289,629	27,612,598	36,803,283	10,121,605	26,681,678
	74,329,977	17,185,500	57,144,477	64,370,526	14,436,791	49,933,735
Exploration properties
La Encantada (a)	2,467,451	-	2,467,451	2,858,043	-	2,858,043
La Parrilla (b)	7,625,168	-	7,625,168	8,722,897	-	8,722,897
San Martin (c) (1)	65,931,244	-	65,931,244	77,582,247	-	77,582,247
Del Toro (d)	11,855,627	-	11,855,627	11,881,557	-	11,881,557
Real de Catorce (e)	21,376,206	-	21,376,206	-	-	-
Cuitaboca (f)	-	-	-	1,715,486	-	1,715,486
	109,255,696	-	109,255,696	102,760,230	-	102,760,230

	183,585,673	17,185,500	166,400,173	167,130,756	14,436,791	152,693,965

(1)

This includes properties acquired from First Silver and held by Minera El Pilon. The properties are located in the San Martin de Bolaños region, as well as in Jalisco State (the Jalisco Group of Properties).

A summary of plant and equipment is as follows:

		2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	42,001,694	1,954,699	40,046,995	19,541,421	1,221,301	18,320,120
La Parrilla Silver Mine	17,228,300	3,792,818	13,435,482	18,590,746	2,568,373	16,022,373
San Martin Silver Mine	9,751,407	2,889,290	6,862,117	10,139,265	2,354,378	7,784,887
Real de Catorce Silver Project	44,986	1,050	43,936	-	-	-
Used in Mining Operations	69,026,387	8,637,857	60,388,530	48,271,432	6,144,052	42,127,380
Corporate office equipment	767,782	358,501	409,281	712,525	229,475	483,050
	69,794,169	8,996,358	60,797,811	48,983,957	6,373,527	42,610,430

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

9. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

Details of plant and equipment and corporate office equipment by specific assets are as follows:

		2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	2,279,494	-	2,279,494	2,302,273	-	2,302,273
Automobile	401,056	204,920	196,136	427,817	140,703	287,114
Buildings	5,918,355	578,177	5,340,178	6,250,748	399,982	5,850,766
Machinery and equipment	26,154,678	7,311,470	18,843,208	27,744,171	5,053,326	22,690,845
Computer equipment	560,018	279,783	280,235	566,511	239,162	327,349
Office equipment	577,215	460,070	117,145	600,413	447,405	153,008
Leasehold improvements	320,304	161,938	158,366	320,304	92,949	227,355
Construction in progress (1)(2)	33,583,049	-	33,583,049	10,771,720	-	10,771,720
	69,794,169	8,996,358	60,797,811	48,983,957	6,373,527	42,610,430

(1)

Construction in progress includes $31,283,949 relating to La Encantada, $535,604 relating to La Parrilla and $1,763,496 relating to San Martin (2008 - $8,537,075 relating to La Encantada, $422,247 relating to La Parrilla and $1,812,398 relating to San Martin).

(2)

At December 31, 2009, the La Encantada Mill Expansion Project had not achieved a commercial stage of production, therefore the net amount of revenues less production costs of $496,371 in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period were offset to construction in progress

Mineral property options paid and future option payments in U.S. dollars are due as follows:

Del Toro
Note 9(d)
(US$)
Paid as at December 31, 2009	5,987,500
Payable in 2010	225,000
Total Current and Future Option Payments	6,212,500

(a) La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest towns, Muzquiz and Boquillas del Cármen, are 225 kilometres away and 45 kilometres away, respectively, via unpaved road. The La Encantada Silver Mine consists of a 3,500 tonne per day cyanidation plant, a 1,000 tonnes-per-day flotation plant, an airstrip, and a village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine. During the year ended December 31, 2009, $22.7 million in expenditures were incurred at La Encantada and classified as construction in progress at December 31, 2009 as the plant has not yet achieved commercial production levels.

(b) La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connecting underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos Mine and the Quebradillas Mine. La Parrilla is located approximately 65 kilometres southeast of the city of Durango, in Durango State Mexico. Located at the mine are: mining equipment, a 425 tonne-per-day cyanidation plant, a 425 tonne-per-day flotation plant and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty agreement (“NSR”) of 1.5% of sales revenue from the Quebradillas Mine to a maximum of US$2,500,000 and an option to purchase the NSR at any time for US$2,000,000. For the year ended December 31, 2009, the Company paid US$135,363 (December 31, 2008 – US$69,000) relating to royalties.

(c) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The mine is comprised of approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface rights where the 950 tonne-per-day cyanidation mill, flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 41

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

9. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(d) Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 392 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. The Company owns 100% of the Perseverancia Silver Mine, the San Juan Silver Mine and the surrounding 293 hectare land package. The US$225,000 option payments due in 2010 relate to a new land acquisition of 50 hectares. All other option payments have been made.

(e) Real de Catorce Silver Project, San Luis Potosi State

The Real de Catorce Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares. The Company owns 100% of the Real de Catorce Silver Project. Upon commencement of commercial production on the property, the Company has agreed to pay an amount of US$200,000 to a previous owner. The property is subject to a 3% net smelter return royalty, of which 1.75% may be acquired in increments of 0.25% for a price of US$250,000 per increment for the first five years from the date of the first payment and at a price of US$300,000 per increment for the following five years.

In addition, the Company has agreed to acquire the surface rights forming part of the property, including the buildings located thereon and covering the location of the previous mining operations, in consideration for a single payment of US$1,000,000 to be made in December 2010.

The Company has also agreed to make a payment of US$200,000 on December 10, 2010 for all technical and geological information collected over the area. Such payment is not related to the acquisition of the mining concessions or the surface rights and buildings agreement.

(f) Cuitaboca Silver Project, Sinaloa State

During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project. Accordingly, the historical investment totalling $2,589,824 was written off during the year.

10. VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired control of First Silver Reserve Inc. (“First Silver”) for $53,365,519. The purchase price was payable to the shareholder of First Silver (the “Majority Shareholder”) in three instalments. The first instalment of $26,682,759, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $13,341,380 was paid on May 30, 2007, the first anniversary of the closing. The final 25% instalment of $13,341,380 was due on May 30, 2008, the second anniversary of the closing of the acquisition. Simple interest at 6% per annum was payable quarterly on the outstanding vendor balance.

In November 2007, an action was commenced by the Company and First Silver against the Majority Shareholder (the “Defendant”) who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver allege that, while holding the positions of director, President and Chief Executive Officer, the Majority Shareholder engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Majority Shareholder acquiring a mine which was First Silver’s right to acquire. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

On March 14, 2008, the Defendant filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the agreement between the Company and the Defendant under which the Company acquired the Defendant’s shares (approximately 24,649,200 shares) in First Silver. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,881,912. This amount was partly secured by a Letter of Credit posted in Court by First Majestic in the sum of $14,485,760.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Defendant obtained a judgment in the amount of $14,881,912. The Company agreed to pay out $14,258,332 from the Letter of Credit to the Defendant’s lawyer’s trust account (the “Trust Funds”) in partial payment of the Judgment. The remaining $227,420 from the Letter of Credit was paid out to the Company. The Consent Order requires, that the Trust Funds be held pending the outcome of the Action. If the trial has not commenced by June 30, 2011, the Trust Funds can be released on that date to the Defendant, unless otherwise ordered by the court. At the present time, the trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on February 21, 2011. The Consent Order does not affect the standing of the Company’s claims for relief against the Defendant in the Action. These funds would only become accessible to the Company in the event of a favourable outcome to the litigation.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

11. DEBT FACILITIES

(a) Pre-Payment Facility

In August 2009, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $1.6 million (US$1.5 million) was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required. The repayment of the credit facility is guaranteed by the parent company. Subsequent to the year end, this agreement was amended and restated to provide an additional six-month prepayment facility of up to $1.6 million (US$1.5 million).

A total of $1.6 million (US$1.5 million) was drawn on this pre-payment facility and as at December 31, 2009, after supplying monthly quotas of lead concentrates, the Company had a remaining balance payable of $450,940 (US$431,497) after by-product shipments and interest charges of $7,553 (US$7,228).

(b) FIFOMI Loan Facilities

In October 2009, the Company entered into an agreement for two loan facilities totaling $53.8 million Mexican pesos (CAD$4.3 million) from the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI). Funds from these loans will be used for the completion of the 3,500 tonne-per-day cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $47.1 million Mexican pesos (CAD$3.7 million), bears interest at the Mexican interbank rate plus 7.51% per annum and is repayable over a 60-month period. The working capital loan, for up to $6.7 million Mexican pesos (CAD$0.6 million), bears interest at the Mexican interbank rate plus 7.31% per annum and is a 90-day revolving loan. The loans are secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

A total of $53.8 million Mexican pesos was drawn down during 2009 and at December 31, 2009, the balance was $53.8 Mexican pesos (CAD$4.3 million) of which $1.1 million was classified as current.

		Payments Due By Period
	Total	Less than	1-3	4-5	After 5
		1 year	years	years	years
FIFOMI Loan Facilities	$4,309,159	$1,095,672	$1,676,605	$1,536,882	$-

12. DEPOSITS ON LONG-TERM ASSETS

Deposits consist of advance payments made to property vendors, drilling service providers, and equipment vendors, which are categorized as long-term in nature, in amounts as follows:

	2009	2008
	$	$
Deposit on equipment at La Encantada	2,876,717	1,986,517
Deposit on equipment at La Parrilla	1,429,702	-
	4,306,419	1,986,517

13. ACQUISITION OF NORMABEC MINING RESOURCES LTD.

On November 13, 2009, the Company completed a plan of arrangement (the “Arrangement”) to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. (“Normabec”). Normabec’s primary asset is the Real de Catorce Project located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico.

Concurrent with the completion of the Arrangement, the non-Mexican assets of Normabec were divested to a newly formed entity Brionor Resources Inc. (“Brionor”). Holders of Normabec shares received 0.060425 First Majestic shares and 0.25 Brionor shares for each Normabec common share.

The Company also purchased, via private placement, 2,115,195 common shares of Brionor for an aggregate purchase price of $300,000, representing a price per share of approximately $0.1418. These shares represented 9.9% of the total issued and outstanding shares of Brionor upon completion of the transaction at November 13, 2009. Brionor is a public company listed on the TSX Venture Exchange.

The acquisition of Normabec has been accounted for as an asset acquisition, with First Majestic identified as the acquirer, and with First Majestic recording the acquisition at its estimated fair value at the date of acquisition.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 43

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

13. ACQUISITION OF NORMABEC MINING RESOURCES LTD. (continued)

The allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

Consideration:
Arrangement shares (4,652,778 at $3.43)	$15,959,029
Settlement of liabilities with cash and shares ($196,762 in cash and 215,000 shares at $3.43)	934,212
Other costs incurred relating to the acquisition of Norma bec	504,297
$17,397,538
Allocation of purchase price:
Net working capital	$154,914
Investments (First Gold Inc - 225,000 shares at $0.185 per s hare)	38,513
Property, plant and equipment	44,986
Mining rights	21,215,673
Future income taxes	(4,056,548)
$17,397,538

14. SHARE CAPITAL

(a) Authorized – unlimited number of common shares without par value

Issued	Year ended December 31, 2009		Year ended December 31, 2008
	Shares	$	Shares	$
Balance - beginning of the year	73,847,810	196,648,345	63,042,160	145,699,783
Issued during the year
For cash:
Exercise of options	36,250	68,838	436,650	1,398,566
Exercise of warrants	50,000	165,000	7,500	31,875
Public offering of units (i) (v)	8,487,576	18,840,890	8,500,000	40,144,471
Private placements (ii)	4,167,478	9,051,069	-	-
For debt settlements (iii)	1,191,852	2,741,260	-	-
For Normabec acquisition (iv)	4,867,778	16,696,479	-	-
For First Silver Arrangement	-	-	1,861,500	9,009,660
Transfer of contributed surplus for stock options exercised	-	29,125	-	363,990
Balance - end of the year	92,648,744	244,241,006	73,847,810	196,648,345

(i)

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,689,648, of which $18,840,890 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $3.50 expiring on March 5, 2011.

(ii)

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011, and 334,239 warrants expire on September 16, 2011. Finders’ fees in the amount of $101,016 and 50,000 warrants were paid regarding a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011.

(iii)	In August and September 2009, the Company settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a value of $2.30 per share.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL (continued)

(iv)	On November 13, 2009, the Company issued 4,867,778 common shares at a value of $3.43 per share in connection with the acquisition of Normabec (see Note 13).

(v)

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,500,000 units at an issue price of $5.35 per unit for net proceeds to the Company of $42,881,471, of which $40,144,471 was allocated to the common shares, $2,380,000 was allocated to the warrants and $357,000 was allocated to the underwriter’s warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 expiring on March 25, 2010. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,275,000 common shares at a price of $5.07 per share and up to an additional 637,500 warrants at a price of $0.56 per warrant. The underwriters did not exercise their option to purchase any option shares, but did acquire the 637,500 warrants (see Note 14(c)).

(b) Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the years ended December 31, 2009 and 2008 are as follows:

	Year Ended December 31, 2009			Year Ended December 31, 2008
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average	Number of	Exercise Price	Average
	Shares	($)	Remaining Life	Shares	($)	Remaining Life

Balance, beginning of the year	6,862,500	3.84	2.78 years	5,892,500	4.04	2.75 years
Granted	2,842,500	2.88	3.58 years	2,672,500	2.93	3.67 years
Exercised	(36,250)	1.90	2.47 years	(436,650)	3.20	0.51 years
Forfeited or expired	(1,065,000)	4.11	0.73 years	(1,265,850)	3.05	0.45 years
Balance, end of the year	8,603,750	3.50	2.42 years	6,862,500	3.84	2.78 years

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 45

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL (continued)

(b) Stock Options (continued)

The following table summarizes both the stock options outstanding and those that are exercisable at December 31, 2009:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
5.50	200,000	200,000	February 1, 2010
4.64	75,000	75,000	June 1, 2010
4.17	100,000	100,000	August 8, 2010
3.72	30,000	30,000	September 24, 2010
3.98	20,000	20,000	October 17, 2010
4.45	530,000	530,000	October 30, 2010
4.34	25,000	25,000	November 1, 2010
4.34	200,000	200,000	December 5, 2010
4.42	50,000	50,000	February 20, 2011
4.65	100,000	100,000	March 25, 2011
4.19	20,000	20,000	April 26, 2011
4.02	100,000	100,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	120,000	90,000	July 4, 2011
4.15	300,000	225,000	July 28, 2011
3.62	565,000	423,750	August 28, 2011
1.60	200,000	150,000	October 8, 2011
1.27	118,750	87,500	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
2.03	730,000	365,000	May 7, 2012
4.65	25,000	25,000	June 20, 2012
2.62	60,000	15,000	September 16, 2012
2.96	25,000	6,250	October 28, 2012
3.38	25,000	6,250	November 5, 2012
4.34	925,000	925,000	December 5, 2012
3.52	560,000	140,000	December 7, 2012
3.70	535,000	133,750	December 15, 2012
3.62	100,000	75,000	August 28, 2013
1.44	240,000	180,000	November 10, 2013
1.56	550,000	412,500	December 17, 2013
2.03	462,500	231,250	May 7, 2014
2.32	12,500	6,250	June 15, 2014
3.70	350,000	87,500	December 15, 2014

	8,603,750	6,285,000

During the year ended December 31, 2009, the Company granted stock options to directors, officers and employees to purchase 2,842,500 shares of the Company. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, the fair value of stock options granted in 2009 was $3,991,000, of which $1,455,279 was expensed in the current year, $39,175 was exercised in the current year, and $2,496,546 will be deferred over the remaining vesting period of the stock options.

The weighted average fair value of each stock options granted during the year was $1.41 (2008 - $1.05) . Fair value of stock options is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Risk-free interest rate	1.1%	2.4%
Es timated volatility	83.7%	64.9%
Expected life	2.2 years	2.35 years
Expected dividend yield	0%	0%

Option pricing models require the use of estimates and assumptions including the expected volatility of share prices. Changes in the underlying assumptions can materially affect the fair value estimates, therefore, existing models do not necessarily provide an accurate measure of the actual fair value of the Company’s stock options.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL (continued)

(c) Share Purchase Warrants

The changes in share purchase warrants for the years ended December 31, 2009 and 2008 are as follows:

	Year ended December 31, 2009			Year ended December 31, 2008

		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average Term to	Number of	Exercise Price	Average Term to
	Warrants	($)	Expiry	Warrants	($)	Expiry
Balance, beginning of the year	5,078,791	6.99	1.19 years	5,845,240	5.66	0.89 years
Issued (i) (ii) (iii) (iv) (v) (vi)	6,638,492	3.66	2.12 years	4,887,500	7.00	2.00 years
Exercised	(50,000)	3.30	1.65 years	(7,500)	4.25	0.86 years
Cancelled or expired	(309,818)	7.69	0.00 years	(5,646,449)	5.62	0.00 years
Balance, end of the year	11,357,465	5.04	0.84 years	5,078,791	6.99	1.19 years

(i)

On March 5, 2009, the Company issued 4,243,788 warrants exercisable at a price of $3.50 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8,487,576 unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.5%, market sector volatility of 35.0%, expected life of 2 years and expected dividend yield of 0%) and $848,758 was credited to contributed surplus.

(ii)

On August 20, 2009, the Company issued 1,799,500 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 3,499,000 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $328,047 was credited to contributed surplus.

(iii)

On September 16, 2009, the Company issued 334,239 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 668,478 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $60,953 was credited to contributed surplus.

(iv)

On November 13, 2009, the Company issued 118,527 warrants exercisable at a price of $9.11 per share expiring on December 13, 2009 and 142,438 warrants exercisable at a price of $9.11 per share expiring on January 2, 2010 in connection with the acquisition of Normabec (see Note 13). The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.26%, volatility of 67%, expected life of 0.1 years and expected dividend yield of 0%). No value was credited to contributed surplus.

(v)

On March 25, 2008, the Company issued 4,250,000 warrants exercisable at a price of $7.00 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8.5 million unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $2,380,000 was credited to contributed surplus.

(vi)

On April 4, 2008, the Company issued 637,500 warrants exercisable at a price of $7.00 per share exercisable for a period of two years under the over-allotment option in connection with the March 25, 2008 public offering. Each warrant entitles the holder to acquire one additional common share at a price of $7.00 until March 25, 2010. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $357,000 was credited to contributed surplus.

The following table summarizes the share purchase warrants outstanding at December 31, 2009:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
9.11	142,438	January 2, 2010
7.00	4,887,500	March 25, 2010
3.50	4,243,788	March 5, 2011
3.30	1,749,500	August 20, 2011
3.30	334,239	September 16, 2011
	11,357,465

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 47

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL (continued)

(d) Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At December 31, 2009, the prior shareholders of First Silver had yet to exchange the remaining 114,254 shares of First Silver, exchangeable for 57,127 shares of First Majestic resulting in a remaining value of shares to be issued of $276,495.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

15. REVENUE

Details of the components of revenue are as follows:

	Years Ended December 31,
	2009	2008
	$	$
Combined revenue - silver doré bars, concentrates, coins and ingots	76,596,113	56,994,724
Less: intercompany eliminations	(5,070,039)	(892,265)
Consolidated gross revenue	71,526,074	56,102,459
Less: refining a nd s melting charges, net of intercompany eliminations	(9,310,475)	(9,895,208)
Less: metal deductions, net of i ntercompany eliminations	(2,704,930)	(1,882,364)
Net revenue	59,510,669	44,324,887

At December 31, 2009, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore cash receipts of $944,468 in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period was not recorded as sales revenues and instead was recorded as a reduction of capital costs in construction in progress (Note 9).

16. RELATED PARTY TRANSACTIONS

During the period ended December 31, 2009, the Company:

a)	incurred $281,065 (2008 - $248,025) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $275,214 (2008 - $310,920) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,317,437 (2008 - $8,010,843) to a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $232,444 was unpaid as at December 31, 2009 (2008 - $3,122,130). This relationship was terminated in February 2009.

d)	incurred $nil (2008 - $7,365) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to Del Toro.

e)	provided a loan of $nil (US$nil) (2008 – $36,540 or US$30,000) to a director of the Company. This loan was fully repaid in the year ended December 31, 2009.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

17. SEGMENTED INFORMATION

The Company considers that it has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The El Pilon operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The First Majestic Plata operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

These reportable operating segments are summarized in the table below:

	Year ended December 31, 2009

		First Majestic			Corporate
	El Pilon	Plata	La Encantada		and Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	20,122,274	22,377,951	16,789,464	5,132,099	(4,911,119)	59,510,669
Cost of sales	11,592,357	11,923,081	10,523,284	4,860,844	(4,547,713)	34,351,853
Amortiza tion, depreciation and accretion	925,383	1,957,005	1,066,767	-	-	3,949,155
Depletion	1,168,024	970,818	609,867	-	-	2,748,709
Mine operating earnings (loss)	6,436,510	7,527,047	4,589,546	271,255	(363,406)	18,460,952
General and administrative	-	-	-	-	8,089,087	8,089,087
Stock-based compensation	-	-	-	-	3,302,780	3,302,780
Write-down of mineral properties	2,589,824	-	-	-	-	2,589,824
Write-down of marketable securities	-	-	-	-	(390,467)	(390,467)
Net interest, other income (expense) and foreign exchange	(3,036,124)	(2,392,401)	(2,764,988)	-	7,184,752	(1,008,761)
Income tax expense (recovery)	-	-	-	-	(3,230,192)	(3,230,192)
Net income (loss)	810,562	5,134,646	1,824,558	271,255	(1,730,796)	6,310,225
Capital expenditures	3,256,314	6,688,038	28,672,840	-	180,088	38,797,280
Total assets	103,853,548	60,345,812	62,550,666	651,642	24,173,584	251,575,252

	Year ended December 31, 2008

		First Majestic			Corporate
	El Pilon	Plata	La Encantada		and Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	11,707,631	15,983,118	17,145,790	380,613	(892,265)	44,324,887
Cost of sales	10,083,947	12,219,616	8,613,007	377,170	(874,325)	30,419,415
Amortization, depreciation and accretion	1,280,949	1,467,927	620,827	-	-	3,369,703
Depletion	1,544,162	737,087	752,888	-	-	3,034,137
Mine operating earnings (loss)	(1,201,427)	1,558,488	7,159,068	3,443	(17,940)	7,501,632
General and administrative	-	-	-	-	7,549,079	7,549,079
Stock-based compensation	-	-	-	-	3,680,111	3,680,111
Net interest, other income (expense) and foreign exchange	(2,209,177)	(2,883,908)	(1,363,857)	-	3,120,262	(3,336,680)
Income tax (recovery) expense	27,030	(897,488)	87,976	-	(1,136,972)	(1,919,454)
Net income (loss)	(3,437,634)	(427,932)	5,707,235	3,443	(6,989,896)	(5,144,784)
Capital expenditures	12,003,673	19,636,692	16,299,105	-	173,844	48,113,314
Total assets	118,741,809	58,033,744	33,087,571	247,368	21,049,157	231,159,649

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 49

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

18. INCOME TAXES

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008
	$	$
Combined federal a nd provincial income tax rate	30.00%	31.00%

Income tax benefit computed at Canadian statutory rates	(924,010)	2,189,914
Foreign tax rates different from s tatutory rates	8,602	(127,363)
Impact of change in ta x rates on future income taxes	836,147	-
Non-deductible expenses	(424,678)	(2,106,551)
Change in valuation allowance	1,493,871	2,032,710
Foreign exchange	2,409,644	1,050,000
Difference between statutory and a ctual tax rates	232,498	(27,375)
Other	(401,882)	(1,091,881)
	3,230,192	1,919,454

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2009	2008
	$	$
Future income tax assets
Net tax losses carried forward	19,453,298	16,446,519
Other assets/liabilities	3,235,061	1,511,108
Share issue costs	1,707,129	1,684,688
Capital losses	530,986	529,968
Valuation allowance	(6,175,094)	(6,886,775)
Net future income tax assets	18,751,380	13,285,508
Future income tax liabilities
Excess of carrying value of mineral property assets over tax value	(47,168,391)	(43,975,595)
Future income tax liabilities, net	(28,417,011)	(30,690,087)

The Company has approximately $13.0 million (2008 - $17.8 million) of non-capital losses that may be available for future tax purposes and will expire in the following years:

2025	$ 3,748,753
2026	$ 6,298,941
2027	$ 2,967,115

The Company has capital losses available for deduction against future capital gains of $4.1 million (2008 - $4.1 million) that may be available for tax purposes in Canada. These capital losses may be carried forward indefinitely. Management believes that uncertainty exists regarding the realization of these future tax assets and therefore a valuation allowance has been recorded.

In addition, subject to certain restrictions, the Company has tax pools of approximately $64.5 million (2008 - $47.6 million) available to offset future taxable income in Mexico.

19. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $753,657 (2008-$832,769).

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

20. CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company entered into lease commitments with a mining equipment supplier for $14.1 million (US$11.2 million) of equipment to be delivered during 2007 and 2008. The Company committed to pay 35% within 30 days of entering into the leases, 15% on arrival of the equipment, and the remaining 50% in quarterly payments over a period of 24 months from delivery, financed at 9% interest over the term of the lease. On March 13, 2009, the Company executed a restructuring agreement for the balance of $3.6 million (US$2.9 million) payable to the equipment lease vendor, to be paid over 24 monthly payments commencing February 1, 2009 with interest payable at 9% on the outstanding principal balance, secured by a guarantee from the parent company.

On January 12, 2009, the Company executed two additional financing arrangements with an equipment vendor, committing the Company to total payments of approximately $2.6 million (US$2.0 million) representing the purchase price plus interest with terms of 36 monthly lease payments of $48,460 (US$38,420) consisting of principal plus 12.5% interest on outstanding balances and 12 monthly lease payments of $43,640 (US$34,600) consisting of principal only.

The following is a schedule of future minimum lease payments under the capital leases as at December 31, 2009:

	$US	$CA
2010 Gross lease payments	2,127,454	2,235,960
2011 Gross lease payments	651,155	684,364
2012 Gross lease payments	132,549	139,309
	2,911,158	3,059,633
Less: interest	(239,769)	(251,997)
Total payments, net of interest	2,671,389	2,807,636
Less: current portion	(2,035,540)	(2,139,352)
Capital Lease Obligation	635,849	668,284

21. ASSET RETIREMENT OBLIGATIONS

	Year ended	Year ended
	December 31, 2009	December 31, 2008
	$	$
Balance, beginning of the year	5,304,369	2,290,313
Effect of change i n estimates	(877,834)	2,979,726
Interest accretion	445,090	200,477
Effect of translation of foreign currencies	(535,537)	(166,147)
Balance, end of the year	4,336,088	5,304,369

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	2009	2008
	Date	$	$
La Encantada Silver Mine	2020	1,815,518	1,865,674
La Parrilla Silver Mine	2025	998,293	1,609,602
San Martin Silver Mine	2019	1,522,277	1,829,093
		4,336,088	5,304,369

During the year ended December 31, 2009, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $6.1 million, which has been discounted using a credit adjusted risk free rate of 8.5%, of which $1.7 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.0 million of the obligation relates to the San Martin Silver Mine, and $2.5 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

22. CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 51

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

23. COMMITMENTS

The Company is obligated to make certain mining property option payments as described in Note 9, in connection with the acquisition of its mineral property interests.

The Company has office lease commitments of $116,880 per annum in 2010 through 2011 and $29,220 in 2012. Additional annual operating costs are estimated at $101,110 per year ($8,426 per month) over the term of the lease. The Company provided a deposit of one month of rent equaling $20,151.

As at December 31, 2009, the Company is committed to construction contracts of approximately $2.1 million (US$2.0 million) (2008 - $5.9 million or US$4.9 million) relating to the La Encantada Project which is currently in the final stage of completion.

As a result of the acquisition of Normabec, the Company is committed to make a US$1 million payment in December 2010 to acquire surface rights forming part of the Real de Catorce Project. It is also committed to make a payment of US$200,000 in December 2010 for technical and geological information collected over the Real de Catorce area.

The Company is committed to making severance payments amounting to $1.9 million (2008 - $0.7 million) to four officers in the event of a change of control of the Company.

24. NON-CASH FINANCING AND INVESTING ACTIVITIES

	2009	2008
	$	$

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Fair value of warrants upon completion of public offering	848,758	2,737,000
Fair value of warrants upon completion of private placements	389,000	-
Issuance of shares for debt settlement	2,741,260	-
Issuance of shares for acquisition of Normabec	16,696,479	-
Issuance of shares for First Silver Arrangement	-	9,009,660
Transfer of contributed surplus to common shares for options exercised	29,125	363,990
Assets acquired by capital lease	2,259,380	1,621,135

25. SUBSEQUENT EVENTS

Subsequent to December 31, 2009:

(a)	A total of 50,000 options were exercised for proceeds of $92,000;

(b)	On January 2, 2010, 142,438 warrants exercisable at a price of $9.11 per share expired unexercised;

(c)	On January 8, 2010, 25,000 warrants were exercised at a price of $3.30 per share;

(d)	On February 1, 2010, 200,000 options exercisable at a price of $5.50 per share expired unexercised;

(e)	On February 2, 2010, 200,000 options were granted at a price of $3.56 per share expiring on February 2, 2013;

(f)	On March 19, 2010, 25,000 options were granted at a price of $3.15 per share expiring on March 19, 2013.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively. The common shares are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation which it is involved as the plaintiff, described herein in the Liquidity section.

QUALIFIED PERSONS

Unless otherwise indicated, Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of March 19, 2010, unless otherwise stated.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 53

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

2009 ANNUAL AND Q4 FINANCIAL PERFORMANCE AND HIGHLIGHTS

Consolidated gross revenue (prior to smelting, refining and metal deductions) for the year ended 2009 was $71.5 million compared to $56.1 million in 2008, an increase of $15.4 million or 27.5%.

Consolidated gross revenue (prior to smelting, refining and metal deductions) for the quarter ended December 31, 2009 (Q4) was $21,436,456 or $18.71 (US$17.72) per ounce compared to $11,712,165 or $14.15 (US$11.67) per ounce for the quarter ended December 31, 2008 for an increase of $9,724,291, or 83%. The improvement in revenues in the fourth quarter of 2009 is attributable to a 38% increase in equivalent silver ounces sold and a 32% increase in the average gross revenue per ounce realized. These improvements resulted in net revenue for the fourth quarter increasing from $9,106,605 in 2008 to $18,374,117 in 2009, an increase of 102%.

In 2009 the Company shipped (sold) 4,233,703 ounces of silver equivalent at an average price of $16.89 per ounce (US$14.79) compared to 3,590,202 ounces in 2008 at an average price of $15.63 per ounce (US$14.66), representing an increase of 18% in shipments.

Total production for 2009 was 4,337,103 ounces of silver equivalents consisting of 3,797,520 ounces of silver, 2,670 ounces of gold, 6,587,074 pounds of lead and 8,913 pounds of zinc. This compares to the 4,229,998 ounces of silver equivalents produced in 2008, which consisted of 3,654,698 ounces of silver, 1,661 ounces of gold, 7,457,707 pounds of lead and 425,710 pounds of zinc.

Net sales revenue (after smelting and refining charges and metals deductions) for 2009 was $59.5 million, an increase of 34.3% compared to $44.3 million for 2008. Smelting and refining charges and metal deductions decreased to 17% of gross revenue in 2009 compared to 21% of gross revenue in 2008. Average smelting charges for doré in 2009 were US$0.48 per equivalent silver ounce whereas for concentrates they were US$3.96 per equivalent silver ounce.

The Company generated net income for 2009 of $6.3 million, or earnings per common share (EPS) of $0.08 compared to a net loss in 2008 of $5.1 million or a loss per common share of $(0.07). Net income for 2009 was after deducting non-cash stock-based compensation expense of $3.3 million, a write-down of mineral properties of $2.6 million, a write-down of marketable securities totalling $0.4 million and an income tax recovery of $3.2 million. Neglecting the effect of write-downs, earnings per share in 2009 would have been $0.11 per share (this is a non-GAAP measure).

Net income for the quarter ended December 31, 2009 was $2,492,488 or $0.03 per common share compared to a net loss of $5,538,906 or $(0.08) per common share in the quarter ended December 31, 2008, for an increase of $8,031,394.

Direct cash costs per ounce of silver for 2009 decreased to US$5.61 per ounce of silver, compared to US$5.87 per ounce of silver for 2008. During 2009, the Company’s operations achieved operational efficiencies resulting in reductions in production costs per tonne and cash costs per ounce.

Direct cash costs per ounce of silver for Q4 of 2009 decreased to US$5.69 per ounce of silver, compared to US$6.37 per ounce of silver for Q4 of 2008.

Mine operating earnings for 2009 increased by 146% to $18.5 million, an increase of $11.0 million, compared to mine operating earnings of $7.5 million for 2008, due to an increase in sales volume from 3.6 million ounces of silver equivalent in 2008 to 4.2 million ounces in 2009, combined with an increase in sales revenue per ounce from $15.63 (US$14.66) in 2008 to $16.89 (US$14.79) in 2009.

Mine operating earnings increased by 818% to $8,092,993 for the quarter ended December 31, 2009 from a mine operating loss of $1,126,697 for the same quarter in the prior year. This was primarily due to the increase in net revenue.

The Company had operating income of $4.5 million for 2009 compared to an operating loss of $3.7 million for 2008, an increase of $8.2 million or 220%.

Operating income increased by $5,758,869 or 152% to $1,971,450 for the quarter ended December 31, 2009, from an operating loss of $3,787,419 for the quarter ended December 31, 2008, due to the increase in mine operating earnings.

During the fourth quarter of 2009, the new cyanidation process plant at the La Encantada Silver Mine was commissioned and the ramp up process commenced. By the beginning of the second quarter of 2010, this new plant is expected to achieve commercial production levels, reaching full capacity of 3,500 tonnes-per-day and producing at an annualized rate of over four million ounces by Q2 of 2010. Total capitalized construction in progress at La Encantada at December 31, 2009 consisted of $31.3 million (US$29.8 million) with a further $2.9 million (US$2.7 million) advanced to contractors for equipment.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

During the year ended December 31, 2009, the Company raised a total of $35.3 million through a combination of debt and equity. New funds consisted of $29.4 million from equity issuances, $4.3 million from a Mexican government sponsored development loan, as well as $1.6 million from the pre-sale of lead concentrates from the La Parrilla mine. This compares to $41.6 million raised in the year ended December 31, 2008.

During the year ended December 31, 2009, the Company invested $14.0 million in its mineral properties and a further $19.4 million in additions to plant and equipment on a cash basis. This compares to $24.5 million invested in its mineral properties and a further $14.9 million in additions to plant and equipment in the year ended December 31, 2008.

During 2009, the Company reduced current liabilities by $19.6 million. This was achieved by (i) placing $14.3 million in a lawyers trust pending the outcome of the Company’s action against a previous majority owner of First Silver, (ii) settling certain other current liabilities amounting to $2.7 million by the issuance of 1,191,852 common shares, and (iii) through additional reductions of accounts payable and accrued liabilities by $2.6 million.

In November 2009, First Majestic acquired Normabec Mining Resources Ltd. (“Normabec”) in an all-share transaction by way of plan of arrangement (the “Arrangement”). First Majestic acquired Normabec in exchange for the issuance directly to Normabec’s shareholders of 0.060425 First Majestic shares and 0.25 shares of Brionor Resources Inc., a newly formed entity, for each Normabec common share outstanding. Normabec’s primary asset is the Real de Catorce Silver Project which is located in the northern portion of San Luís Potosí State, Mexico. The results of operations of Normabec were consolidated into the operations of the Company effective November 14, 2009.

The subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	Real de Catorce Silver Project	Real de Catorce property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Servicios Minero-Metalurgicos e Industriales, S.A. de C.V.	(inactive services company)	(inactive services company)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars. U.S. dollar results are translated using the U.S. dollar rates on the dates which the transactions occurred.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 55

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

MINING OPERATING RESULTS

Quarter Ended December 31,		CONSOLIDATED FIRST MAJESTIC RESULTS	Year to Date December 31,
2009	2008		2009	2008
251,258	215,646	Ore processed/tonnes milled (4)	887,638	758,338
235	207	Average silver grade (g/tonne)	215	219
65%	65%	Recovery (%)	64%	68%
1,103,840	930,120	Silver ounces produced (4)	3,797,520	3,654,698
701	403	Gold ounces produced (4)	2,670	1,661
48,576	31,650	Equivalent ounces from gold (4)	189,419	100,496
1,574,819	2,093,988	Pounds of lead produced (4)	6,587,074	7,457,707
97,152	93,239	Equivalent ounces from lead (4)	349,294	450,423
-	24,413	Pounds of zinc produced (4)	8,913	425,710
-	1,403	Equivalent ounces from zinc (4)	870	24,381
1,249,568	1,056,219	Total production - ounces silver equivalent (4)	4,337,103	4,229,998
1,145,562	827,845	Ounces of silver equivalents sold (1) (4)	4,233,703	3,590,202
$8.61	$8.71	US cash cost per ounce (2) (3)	$8.49	$8.94
$5.69	$6.37	Direct US cash cost per ounce (2) (3)	$5.61	$5.87
5,266	5,845	Underground development (m)	21,390	27,890
1,031	4,194	Diamond drilling (m)	7,459	61,440
$42.01	$37.57	Total US production cost per tonne (3)	$37.29	$43.08

Quarter Ended December 31,		LA ENCANTADA RESULTS	Year to Date December 31,
2009	2008		2009	2008
104,864	79,480	Ore processed/tonnes milled (4)	318,382	257,960
305	281	Average silver grade (g/tonne)	276	283
51%	59%	Recovery (%)	50%	62%
399,810	427,753	Silver ounces produced (4)	1,317,080	1,442,566
5	-	Gold ounces produced (4)	5	-
321	-	Equivalent ounces from gold (4)	321	-
536,801	1,195,557	Pounds of lead produced (4)	2,545,339	3,312,869
35,714	56,299	Equivalent ounces from lead (4)	129,259	193,675
435,845	484,053	Total production - ounces of silver equivalent (4)	1,446,660	1,636,242
363,364	450,063	Ounces of silver equivalents sold (4)	1,371,337	1,529,301
$10.80	$6.13	US cash cost per ounce (2) (3)	$10.20	$8.21
$6.83	$3.82	Direct US cash cost per ounce (2) (3)	$6.10	$3.59
2,251	3,075	Underground development (m)	10,214	8,463
-	2,107	Diamond drilling (m)	2,397	8,048
$54.32	$32.98	Total US production cost per tonne (3)	$45.59	$45.93

(1)

Includes (8,822) ounces in the fourth quarter ended December 31, 2009 and (14,727) ounces in the year ended December 31, 2009 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2)

The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 9.

(3)	Direct Cash Costs do not include smelting; production costs per tonne include smelter charges.
(4)

At December 31, 2009, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore the net margin of $496,371 in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period was recorded as a reduction of construction in progress during the year. The tables above include the production from the mill expansion , however average silver grade, recovery, US cash cost per ounce, direct cash cost per ounce and total US production cost per tonne are based on production excluding pre-commercial stage production of 68,026 silver equivalent ounces.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

MINING OPERATING RESULTS

Quarter Ended December 31,		LA PARRILLA RESULTS	Year to Date December 31,
2009	2008		2009	2008
75,475	66,395	Ore processed/tonnes milled	277,917	246,166
222	206	Average silver grade (g/tonne)	214	234
73%	70%	Recovery (%)	71%	70%
395,761	305,685	Silver ounces produced	1,367,742	1,291,210
151	297	Gold ounces produced	645	864
12,119	15,899	Equivalent ounces from gold	54,560	47,139
1,038,018	897,031	Pounds of lead produced	4,041,735	3,979,046
61,438	36,864	Equivalent ounces from lead	220,035	245,056
-	24,414	Pounds of zinc produced	8,913	24,414
-	1,403	Equivalent ounces from zinc	870	1,403
469,318	359,851	Total production - ounces of silver equivalent	1,643,207	1,584,808
478,121	228,661	Ounces of silver equivalents sold	1,648,020	1,282,340
$7.61	$10.21	US cash cost per ounce (2) (3)	$7.84	$8.47
$3.82	$6.68	Direct US cash cost per ounce (1) (2)	$4.26	$5.39
2,047	1,557	Underground development (m)	7,774	10,457
114	668	Diamond drilling (m)	2,682	37,944
$39.91	$47.01	Total US production cost per tonne (2)	$38.60	$44.42

Quarter Ended December 31,		SAN MARTIN RESULTS	Year to Date December 31,
2009	2008		2009	2008
70,919	69,771	Ore processed/tonnes milled	291,339	254,211
184	124	Average silver grade (g/tonne)	157	141
73%	71%	Recovery (%)	76%	80%
308,269	196,681	Silver ounces produced	1,112,698	920,921
545	106	Gold ounces produced	2,020	797
36,136	15,751	Equivalent ounces from gold	134,538	53,357
-	1,399	Pounds of lead produced	-	165,792
-	75	Equivalent ounces from lead	-	11,691
-	-	Pounds of zinc produced	-	401,297
-	-	Equivalent ounces from zinc	-	22,979
344,405	212,315	Total production - ounces of silver equivalent	1,247,236	1,008,948
312,899	149,121	Ounces of silver equivalents sold	1,229,073	778,561
$7.53	$12.00	US cash cost per ounce (1) (2)	$7.35	$10.74
$6.85	$11.44	Direct US cash cost per ounce (1) (2)	$6.71	$10.12
968	1,214	Underground development (m)	3,402	8,971
917	1,419	Diamond drilling (m)	2,380	15,448
$32.73	$33.81	Total US production cost per tonne (2)	$28.06	$38.90

(1)

The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge) and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 9.

(2)	Direct Cash Costs do not include smelting; production costs per tonne include smelter charges.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 57

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		For the Years Ended
		December 31, 2009				December 31, 2008
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	10,115,010	10,602,682	9,298,262	30,015,954	9,517,664	10,550,960	8,087,833	28,156,457
ADD: THIRD PARTY SMELTING & REFINING	US$	715,834	4,897,387	5,126,869	10,740,090	571,209	3,977,917	6,667,136	11,216,262
DEDUCT: BYPRODUCT CREDITS	US$	(1,852,368)	(4,121,098)	(1,499,708)	(7,473,174)	(1,094,506)	(4,339,639)	(2,613,425)	(8,047,570)
ADD (DEDUCT): ROYALTIES	US$	-	(127,483)	-	(127,483)	-	(49,157)	-	(49,157)
ADD (DEDUCT): PROFIT SHARING	US$	-	-	(59,120)	(59,120)	-	-	-	-
INVENTORY CHANGES	US$	(676,545)	(160,757)	(89,537)	(926,839)	893,499	466,693	(293,719)	1,066,473
OTHER	US$	(125,755)	(361,991)	(31,393)	(519,139)	-	328,123	-	328,123
TOTAL CASH COSTS (A)	US$	8,176,176	10,728,740	12,745,373	31,650,289	9,887,866	10,934,897	11,847,825	32,670,588
DEDUCT: THIRD PARTY SMELTING	US$	(715,834)	(4,897,387)	(5,126,869)	(10,740,090)	(571,209)	(3,977,917)	(6,667,136)	(11,216,262)
DIRECT MINING EXPENSES CASH COST (B)	US$	7,460,342	5,831,353	7,618,504	20,910,199	9,316,657	6,956,980	5,180,689	21,454,326

TONNES PRODUCED (Note 1)	TONNES	291,339	277,917	279,536	848,792	254,211	246,167	257,960	758,338
OUNCES OF SILVER PRODUCED (C) (Note 1)	OZ	1,112,698	1,367,742	1,249,377	3,729,817	920,921	1,291,211	1,442,566	3,654,699
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	134,538	275,465	129,257	539,260	88,027	302,203	199,626	589,856
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	1,247,236	1,643,207	1,378,634	4,269,077	1,008,948	1,593,414	1,642,192	4,244,555

CASH COST PER OUNCE PRODUCED (A/C)	US$/OZ	7.35	7.84	10.20	8.49	10.74	8.47	8.21	8.94
SMELTING/REFINING/TRANSPORTATION COST PER OUNCE	US$/OZ	(0.64)	(3.58)	(4.10)	(2.88)	(0.62)	(3.08)	(4.62)	(3.07)
DIRECT MINING EXPENSES CASH COST (B/C)	US$/OZ	6.71	4.26	6.10	5.61	10.12	5.39	3.59	5.87

MINING	$/Tonne	11.62	13.88	14.08	13.17	17.88	18.20	11.03	15.65
MILLING	$/Tonne	13.22	15.67	9.98	12.96	12.93	21.30	7.16	13.69
INDIRECT	$/Tonne	5.82	4.76	6.95	5.84	9.88	5.43	11.14	8.86
DIRECT CASH COST	$/Tonne	30.66	34.31	31.01	31.97	40.69	44.93	29.33	38.20
SELLING AND TRANSPORT COSTS	$/Tonne	1.30	1.50	1.61	1.47	0.31	1.01	0.91	0.74
SMELTING AND REFINING COSTS	$/Tonne	2.46	17.62	18.34	12.65	2.25	16.16	25.85	14.79
BY PRODUCT CREDITS	$/Tonne	(6.36)	(14.83)	(5.37)	(8.80)	(4.31)	(17.63)	(10.13)	(10.61)
DIRECT COST PER TONNE	$/Tonne	28.06	38.60	45.59	37.29	38.90	44.42	45.93	43.08

MINING	$/Oz.	3.04	2.82	3.15	3.00	4.94	3.47	1.97	3.25
MILLING	$/Oz.	3.46	3.19	2.23	2.95	3.57	4.06	1.28	2.84
INDIRECT	$/Oz.	1.52	0.97	1.55	1.33	2.73	1.04	1.99	1.84
SELLING AND TRANSPORT COSTS	$/Oz.	0.34	0.31	0.36	0.33	0.09	0.19	0.16	0.15
SMELTING AND REFINING COSTS	$/Oz.	0.64	3.58	4.10	2.88	0.62	3.08	4.62	3.07
BY PRODUCT CREDITS	$/Oz.	(1.66)	(3.01)	(1.20)	(2.00)	(1.19)	(3.36)	(1.81)	(2.20)
CASH COST PER OUNCE	$/Oz.	7.35	7.84	10.20	8.49	10.74	8.47	8.21	8.94
SMELTING AND REFINING COSTS	$/Oz.	(0.64)	(3.58)	(4.10)	(2.88)	(0.62)	(3.08)	(4.62)	(3.07)
DIRECT CASH COST	$/Oz.	6.71	4.26	6.10	5.61	10.12	5.39	3.59	5.87

Note 1 – The table above does not include 68,026 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE QUARTER ENDED DECEMBER 31, 2009 AND 2008

		For the Three Months Ended
		December 31, 2009				December 31, 2008
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	2,386,293	2,873,412	2,774,725	8,034,430	2,130,065	2,408,276	2,046,037	6,584,377
ADD: THIRD PARTY SMELTING & REFINING	US$	209,716	1,499,186	1,319,294	3,028,196	110,772	1,080,074	988,885	2,179,732
DEDUCT: BYPRODUCT CREDITS	US$	(502,223)	(1,313,641)	(371,932)	(2,187,796)	(187,427)	(673,849)	(589,497)	(1,450,773)
ADD (DEDUCT): ROYALTIES	US$	-	(41,893)	-	(41,893)	-	-	-	-
ADD (DEDUCT): PROFIT SHARING	US$	53,874	-	-	53,874	-	-	-	-
INVENTORY CHANGES	US$	172,909	(4,217)	(135,669)	33,023	305,899	(196,454)	176,063	285,508
OTHER	US$	896	(288)	-	608	-	503,377	-	503,377
TOTAL CASH COSTS (A)	US$	2,321,465	3,012,559	3,586,418	8,920,442	2,359,309	3,121,425	2,621,488	8,102,221
DEDUCT: THIRD PARTY SMELTING	US$	(209,716)	(1,499,186)	(1,319,294)	(3,028,196)	(110,772)	(1,080,074)	(988,885)	(2,179,732)
DIRECT MINING CASH COSTS (B)	US$	2,111,749	1,513,373	2,267,124	5,892,246	2,248,537	2,041,351	1,632,603	5,922,489

TONNES PRODUCED (Note 1)	TONNES	70,919	75,475	66,018	212,412	69,771	66,396	79,479	215,646
OUNCES OF SILVER PRODUCED (C) (Note1)	OZ	308,269	395,761	332,107	1,036,137	196,682	305,685	427,753	930,121
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	36,136	73,557	35,712	145,405	15,633	62,771	62,250	140,654
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	344,405	469,318	367,819	1,181,542	212,315	368,456	490,003	1,070,774

CASH COST PER OUNCE PRODUCED (A/C)	US$/OZ	7.53	7.61	10.80	8.61	12.00	10.21	6.13	8.71
SMELTING/REFINING/TRANSPORTATION COST PER OUNCE	US$/OZ	(0.68)	(3.79)	(3.97)	(2.92)	(0.56)	(3.53)	(2.31)	(2.34)
DIRECT MINING EXPENSES CASH COST (B/C)	US$/OZ	6.85	3.82	6.83	5.69	11.44	6.68	3.82	6.37

MINING	$/Tonne	14.32	15.22	18.15	15.83	13.18	17.96	11.69	14.10
MILLING	$/Tonne	14.38	15.75	10.20	13.57	13.84	18.50	9.77	13.78
INDIRECT	$/Tonne	7.17	5.01	9.94	7.27	7.91	3.34	5.91	5.77
DIRECT CASH COST	$/Tonne	35.87	35.98	38.29	36.67	34.93	39.80	27.37	33.65
SELLING AND TRANSPORT COSTS	$/Tonne	0.98	1.47	1.68	1.38	(0.02)	1.09	0.58	0.54
SMELTING AND REFINING COSTS	$/Tonne	2.96	19.86	19.98	14.26	1.59	16.27	12.44	10.11
BY PRODUCT CREDITS	$/Tonne	(7.08)	(17.40)	(5.63)	(10.30)	(2.69)	(10.15)	(7.42)	(6.73)
DIRECT COST PER TONNE	$/Tonne	32.73	39.91	54.32	42.01	33.81	47.01	32.98	37.57

MINING	$/Oz.	3.30	2.90	3.61	3.25	4.68	3.90	2.17	3.27
MILLING	$/Oz.	3.31	3.00	2.03	2.78	4.91	4.02	1.82	3.19
INDIRECT	$/Oz.	1.65	0.96	1.98	1.49	2.81	0.73	1.10	1.34
SELLING AND TRANSPORT COSTS	$/Oz.	0.23	0.28	0.33	0.28	(0.01)	0.24	0.11	0.13
SMELTING AND REFINING COSTS	$/Oz.	0.68	3.79	3.97	2.92	0.56	3.53	2.31	2.34
BY PRODUCT CREDITS	$/Oz.	(1.63)	(3.32)	(1.12)	(2.11)	(0.95)	(2.20)	(1.38)	(1.56)
CASH COST PER OUNCE	$/Oz.	7.53	7.61	10.80	8.61	12.00	10.21	6.13	8.71
SMELTING AND REFINING COSTS	$/Oz.	(0.68)	(3.79)	(3.97)	(2.92)	(0.56)	(3.53)	(2.31)	(2.34)
DIRECT CASH COSTS	$/Oz.	6.85	3.82	6.83	5.69	11.44	6.68	3.82	6.37

Note 1 – The table above does not include 68,026 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 59

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

			Year to date December 31, 2009

INVENTORY RECONCILIATION (See Note 1):		San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	147,932	193,165	88,555	-	429,652
Reduction of stockpile	OZ EQ	(140,489)	(76,626)	(48,842)	-	(265,957)
Ending stockpile inventory	OZ EQ	7,443	116,539	39,713	-	163,695

Opening in process inventory	OZ EQ	13,992	8,524	-	-	22,516
Inventory adjustments	OZ EQ	7,249	13,997	50,077	-	71,323
Ending in process inventory	OZ EQ	21,241	22,521	50,077	-	93,839

Opening finished goods inventory	OZ EQ	33,276	20,368	48,111	-	101,755
Production - silver equivalent ounces	OZ EQ	1,247,236	1,643,205	1,378,640	-	4,269,081
Shipments - silver equivalent ounces	OZ EQ	(1,229,073)	(1,648,020)	(1,371,337)	-	(4,248,430)
Inventory adjustments	OZ EQ	(26,190)	(3,513)	(55,414)	-	(85,117)
Ending finished goods inventory	OZ EQ	25,249	12,040	-	-	37,289

Total ending inventory before transfers	OZ EQ	343,581	151,100	89,790	-	584,471
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	42,453	42,453
Transfers to coins, ingots and bullion inventory	OZ EQ	(289,648)	-	-	289,648	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(10,385)	(10,385)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(284,836)	(284,836)
Total inventory, all stages and products	OZ EQ	53,933	151,100	89,790	36,880	331,703

Value of ending inventory - (Note 1)	CDN$	369,158	461,781	364,436	273,262	1,468,637
Value of ending inventory - Cdn$ per oz	CDN$	6.84	3.06	4.06	7.41	4.43
Average exchange rate - Q4 2009		1.0563	1.0563	1.0563	1.0563	1.0563
Value of ending inventory - US$ per oz	US$	6.48	2.89	3.84	7.01	4.19

			Three months ended December 31, 2009

INVENTORY RECONCILIATION (See Note 1):		San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	12,535	88,367	33,499	-	134,401
Increase of stockpile	OZ EQ	(5,092)	28,172	6,214	-	29,294
Ending stockpile inventory	OZ EQ	7,443	116,539	39,713	-	163,695

Opening in process inventory	OZ EQ	13,370	11,661	-	-	25,031
Inventory adjustments	OZ EQ	7,871	10,860	50,077	-	68,808
Ending in process inventory	OZ EQ	21,241	22,521	50,077	-	93,839

Opening finished goods inventory	OZ EQ	6,867	36,125	44,292	-	87,284
Production - silver equivalent ounces	OZ EQ	344,405	469,318	367,820	-	1,181,543
Shipments - silver equivalent ounces	OZ EQ	(312,899)	(478,121)	(363,364)	-	(1,154,384)
Inventory adjustments	OZ EQ	(13,124)	(15,282)	(48,748)	-	(77,154)
Ending finished goods inventory	OZ EQ	25,249	12,040	-	-	37,289

Total ending inventory before transfers	OZ EQ	133,074	151,100	89,790	-	373,964
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	37,785	37,785
Transfers to coins, ingots and bullion inventory	OZ EQ	(79,141)	-	-	79,141	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(4,785)	(4,785)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(75,261)	(75,261)
Total inventory, all stages and products	OZ EQ	53,933	151,100	89,790	36,880	331,703

Value of ending inventory - (Note 1)	CDN$	369,158	461,781	364,436	273,262	1,468,637
Value of ending inventory - Cdn$ per oz	CDN$	6.84	3.06	4.06	7.41	4.43
Average exchange rate - Q4 2009		1.0563	1.0563	1.0563	1.0563	1.0563
Value of ending inventory - US$ per oz	US$	6.48	2.89	3.84	7.01	4.19

Note 1 - The inventory reconciliation above consists of silver coins, bullion, doré, concentrates, ore in process and stockpile but excludes materials and supplies. The tables above do not include 68,026 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

			Year to Date December 31, 2009

Cost of Sales Reconciliation		San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	8,176,176	10,728,740	12,745,372	-	31,650,288
Inventory changes	US$	676,545	160,757	89,537	-	926,839
Byproduct credits	US$	1,852,368	4,121,098	1,499,708	-	7,473,174
Smelting and refining	US$	(715,834)	(4,897,387)	(5,126,869)	-	(10,740,090)
Other	US$	125,755	489,474	90,514	-	705,743
Cost of sales - Calculated	US$	10,115,010	10,602,682	9,298,262	-	30,015,954
Average CDN/US Exchange Rate		0.87256	0.88926	0.88359	-	0.88182
Booked Cost of Sales	CDN$	11,592,357	11,923,081	10,523,284	-	34,038,722
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	313,131	313,131
Total Cost of Sales as Reported	CDN$	11,592,357	11,923,081	10,523,284	313,131	34,351,853

			Three months ended December 31, 2009

Cost of Sales Reconciliation		San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	2,321,465	3,012,558	3,586,418	-	8,920,441
Inventory changes	US$	(172,909)	4,217	135,669	-	(33,023)
Byproduct credits	US$	502,223	1,313,641	371,932	-	2,187,796
Smelting and refining	US$	(209,716)	(1,499,186)	(1,319,294)	-	(3,028,196)
Other	US$	(54,770)	42,182	-	-	(12,588)
Cost of sales - Calculated	US$	2,386,293	2,873,412	2,774,725	-	8,034,430
Average CDN/US Exchange Rate		0.92751	0.95452	0.94019	-	0.94142
Booked Cost of Sales	CDN$	2,572,798	3,010,309	2,951,242	-	8,534,349
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	4,436	4,436
Total Cost of Sales as Reported	CDN$	2,572,798	3,010,309	2,951,242	4,436	8,538,785

Note 1 - Net of intercompany eliminations of $1,326,953 for the fourth quarter ended December 31, 2009 and $4,547,713 for the year ended December 31, 2009.

REVIEW OF MINING OPERATING RESULTS

The total silver production for the fourth quarter of 2009 consisted of 1,249,568 ounces of silver equivalent representing an increase of 15% compared to 1,089,481 ounces of silver equivalent produced in the third quarter of 2009 and an increase of 18% compared to 1,056,219 ounces of silver equivalent produced in fourth quarter of 2008.

Silver production in the fourth quarter of 2009 was 1,103,840 ounces, representing an increase of 18% compared to the third quarter of 2009 and an increase of 19% compared to 930,120 ounces of silver produced in the fourth quarter of 2008. In the fourth quarter of 2009, 1,574,819 pounds of lead were produced, representing a decrease of 7% compared to the third quarter of 2009 and a decrease of 25% compared to the fourth quarter of 2008. Gold produced in the fourth quarter of 2009 was 701 ounces, representing a decrease of 4% compared to the third quarter of 2009 and an increase of 74% compared to the fourth quarter of 2008.

The ore processed during the fourth quarter of 2009 at the Company’s three operating silver mines: the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine; amounted to 251,258 tonnes which is an increase of 17% from the third quarter of 2009 and an increase of 17% compared to the fourth quarter of 2008.

The average silver head grade in the fourth quarter of 2009 for the three mines increased to 235 grams per tonne (“g/t”) silver compared to 205 g/t silver in the third quarter of 2009 and 207 g/t in the fourth quarter of 2008.

Total combined recoveries of silver at the Company’s three mills has remained relatively constant at 65% in the fourth quarter of 2009 compared to 66% in the third quarter of 2009 and 65% in the fourth quarter of 2008.

A total of 5,266 metres of underground development was completed in the fourth quarter of 2009 compared to 6,597 metres completed in the third quarter of 2009. This program is important as it provides access to new areas within the different mines and prepares the mines for continuing growth of silver production.

A total of 1,031 metres of diamond drilling was completed in the fourth quarter of 2009 compared to 1,017 metres drilled in the third quarter of 2009. Total annual drilling was scaled back from 61,440 metres in 2008 to 7,459 metres in 2009 as the Company reduced its exploration expenditures in late 2008 after having achieved a target level of Reserves and Resources in late 2008.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 61

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest towns, Muzquiz and Boquillas del Cármen, are 225 kilometres away and 45 kilometres away, respectively, via unpaved road. The La Encantada Silver Mine consists of an almost completed 3,500 tpd cyanidation plant, a 1,000 tpd flotation plant, all related facilities and infrastructure, including a mining camp with 180 houses, administrative offices, and a private airstrip. The Company owns 100% of the La Encantada Silver Mine.

During the fourth quarter of 2009, the new 3,500 tonne-per-day (“tpd”) mill was inaugurated and the ramp up process began. Management anticipates by the beginning of the second quarter of 2010, this new plant will achieve commercial production with full capacity anticipated being achieved near the end of Q2 2010. At full capacity, the new La Encantada cyanidation operation is expected to produce an additional four million ounces of silver in doré form annually. The mine is currently producing silver in precipitate form pending the installation of induction furnaces which are anticipated to be delivered in Q2 of 2010. To date, the Company has spent approximately $36.4 million (US$34.6 million) on the new cyanidation plant, or $33.7 million (US$32.0) million after adjusting for pre-operating revenues and expenses.

Also, during the quarter, the flotation circuit at La Encantada was renovated with the installation of new flotation cells. The flota-tion circuit produces two products: a silver rich concentrate and a lead rich concentrate. The lead rich concentrate is presently being sold through an off-take agreement, whereas the silver concentrate is being introduced into the cyanidation circuit to enrich the silver content of the silver precipitates.

Fresh ore from the underground mine is being processed at a rate of 850 tpd, after which the silver concentrate is piped to the cyanidation process where it is mixed, one part fresh ore to three parts tailings from the old tailings pond, at a rate of 2,650 tpd, with an average grade of 146 g/t silver. The anticipated average grade of the mixed fresh ore and old tailings is expected to be 180 g/t.

Tonnes milled in the fourth quarter of 2009 increased to 104,864 tonnes compared to 68,481 tonnes in the third quarter of 2009, an increase of 53%. The average head grade was 305 g/t in the fourth quarter of 2009, representing an increase of 19% when compared to 256 g/t in the third quarter of 2009 and an increase of 9% when compared to the 281 g/t in the fourth quarter of 2008. Silver recovery in the fourth quarter of 2009 was 51% which is comparable with the 48% achieved in the third quarter of 2009 but represents a decrease of 13% when compared to the 59% achieved in the fourth quarter of 2008. The low recoveries resulted from high manganese content in the ore from the Azul y Oro and Buenos Aires areas, combined with old flotation cells which were replaced in early December in an attempt to increase the recoveries. The lower recoveries in 2009 resulted in higher cash costs per ounce in 2009 relative to 2008.

A total of 435,845 equivalent ounces of silver were produced during the fourth quarter of 2009, which represents an increase of 47% compared to 296,690 equivalent ounces of silver produced in third quarter of 2009 but represents a decrease of 10% when compared to the 484,053 equivalent ounces of silver produced in the fourth quarter of 2008. Silver production consisted of 399,810 ounces of silver, representing an increase of 49% compared with the 268,973 ounces produced in the third quarter of 2009 and a decrease of 7% compared with the 427,753 ounces produced in the fourth quarter of 2008. Lead production for the fourth quarter of 2009 was 536,801 pounds which was comparable to the 536,454 pounds produced in the third quarter of 2009 but decreased by 658,756 pounds or 55% compared to the 1,195,557 pounds of lead produced in the fourth quarter of 2008.

Underground mine development consisted of 2,251 metres completed in the fourth quarter of 2009 compared to 3,637 metres of development completed in the third quarter of 2009, representing a decrease of 38%. This program focused on improving haulage and logistics for ore and waste that is transported by trucks out of the mine from several targets including the San Javier/ Milagros Breccias, Azul y Oro including the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels in 2010, to confirm additional Reserves and Resources, and for exploration and exploitation purposes going forward. No diamond drilling exploration was completed at La Encantada in the fourth quarter of 2009.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine is a group of producing underground operations consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings including the San Marcos and the Quebradillas mines, located approximately 65 kilometres southeast of the city of Durango, Mexico. La Parrilla includes an 850 tpd mill consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Tonnes milled at La Parrilla were 75,475 tonnes in the fourth quarter of 2009, representing an increase of 3% when compared with the 72,988 tonnes milled in the third quarter of 2009 and an increase of 14% when compared with the 66,395 tonnes milled in the fourth quarter of 2008. The average head grade increased slightly to 222 g/t from 218 g/t in the third quarter of 2009 and from 206 g/t in the fourth quarter of 2008. Recoveries of silver remained relatively consistent at 73% in the fourth quarter of 2009, compared to 74% in the third quarter of 2009, but represented a slight increase when compared to the 70% achieved in the fourth quarter of 2008.

Total silver production increased slightly to 469,318 equivalent ounces of silver in the fourth quarter of 2009. This is comparable to the 464,134 ounces of silver equivalent produced in the third quarter of 2009 but represents an increase of 30% when compared to the 359,851 ounces of silver equivalent produced in the fourth quarter of 2008. The composition of the silver equivalent production in the fourth quarter of 2009 included 395,761 ounces of silver, 151 ounces of gold and 1,038,018 pounds of lead. This compares with 378,680 ounces of silver, 123 ounces of gold, 1,153,900 pounds of lead and 8,913 pounds of zinc produced in the third quarter of 2009 and 305,685 ounces of silver, 297 ounces of gold, 897,031 pounds of lead and 24,414 pounds of zinc in the fourth quarter of 2008.

A total of 2,047 metres of underground development was completed in the fourth quarter of 2009, compared to 1,941 metres in the third quarter of 2009. A total of 114 metres of diamond drilling was completed in the fourth quarter of 2009 compared to 530 metres in third quarter of 2009.

During 2009, a significant focus of the development at La Parrilla was reaching the lower levels of the La Rosa/Rosarios vein. During the year, the 8th and 9th levels were developed, allowing the mine to increase the Proven and Probable Reserves and improve the quality of the resources that are located in these areas. At the Quebradillas mine, the development work was focused on reaching a high volume ore body that is being prepared for production in the first half of 2010.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 1,000 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine. The mill has historically produced 100% doré bars and continues to do so. In early 2008, a 500 tpd flotation circuit was nearly completed to take advantage of the large sulphide resource at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit is currently in care and maintenance pending further capital investment.

During the quarter, additional development was completed in a new area at the San Martin mine, referred to as the San Pedro area, which is located at the footwall of the Zuloaga vein, allowing higher ore grades and additional tonnage to be fed to the mill. Prior to accessing the San Pedro area, the San Martin mine was feeding various backfill areas while the higher grade San Pedro area was being developed.

Tonnes milled at the San Martin mine were 70,919 tonnes in the fourth quarter of 2009, representing a slight decrease of 4% when compared to the 73,990 tonnes milled in the third quarter of 2009 and a slight increase of 2% when compared to the 69,771 tonnes milled in the fourth quarter of 2008. The average head grade was 184 g/t in the fourth quarter of 2009, representing an increase of 27% when compared to the 145 g/t in the third quarter of 2009 and an increase of 48% when compared to the 124 g/t in the fourth quarter of 2008.

Recoveries of silver in the fourth quarter of 2009 decreased to 73%, from 84% achieved in the third quarter of 2009, however this was a slight increase from the 71% achieved in the fourth quarter of 2008. Total production of 344,405 ounces of silver equivalent in the fourth quarter of 2009 was 5% higher than the 328,657 equivalent ounces of silver produced in the third quarter of 2009 and 62% higher than the 212,315 equivalent ounces of silver produced in the fourth quarter of 2008. The equivalent ounces of silver in the fourth quarter of 2009 consisted of 308,269 ounces of silver and 545 ounces of gold. This compares to 288,343 ounces of silver and 609 ounces of gold produced in the third quarter of 2009 and 196,681 ounces of silver, 106 ounces of gold and 1,399 pounds of lead produced in the fourth quarter of 2008.

During the fourth quarter of 2009, a total of 917 metres of diamond drilling was completed. This compares to 486 metres drilled in the third quarter of 2009. In addition, a total of 968 metres of underground development was completed, representing a slight decrease compared to the 1,020 metres completed in the third quarter of 2009.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 392 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately 1 kilometre apart.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 63

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

All necessary permits for the construction of a 1,000 tpd flotation mill were granted in Q4 2009 and Q1 2010 by the Mexican authorities. No immediate plans are in place to commence construction, however the Company anticipates a final decision to proceed later in 2010.

Real de Catorce Silver Project, San Luis Potosi, Mexico

The Real de Catorce Silver Project was acquired on November 13, 2009, through the share acquisition of Normabec. The Real de Catorce mine is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares, with historical production of 230 million ounces between 1773 and 1990. As a result of the acquisition of Normabec, the Company owns 100% of the Real de Catorce Silver Project. In 2010, the Company plans to reconfirm the existing geologic information and to start planning its future activities in this very large and promising silver mining district.

EXPLORATION PROPERTY UPDATES

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued as the Company focuses its capital investment on other higher priority projects.

Cuitaboca Silver Project, Sinaloa, Mexico

During the year ended December 31, 2009, and after the acquisition of the Real de Catorce Silver Project, management elected not to proceed with the acquisition of the Cuitaboca Silver Project. Accordingly, the investment totalling $2,589,824 was written off at year end.

SELECTED ANNUAL INFORMATION

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2009	2008	2007
	$	$	$
Revenue (1)	59,510,669	44,324,887	42,924,920
Mine operating earnings (2)	18,460,952	7,501,632	7,007,776
Net income (loss) (3)	6,310,225	(5,144,784)	(7,230,122)
Earnings (loss) per share - basic	0.08	(0.07)	(0.13)
Earnings (loss) per share - diluted	0.07	(0.07)	(0.13)
Total assets (4)	251,575,252	231,159,649	185,002,851
Total long term liabilities	37,388,527	38,725,621	36,591,521

(1)

During the year ended December 31, 2009, revenue increased by $15.2 million or 34% over 2008 due to increased production at all the mines, resulting in an 18% increase in the equivalent ounces of silver sold, reductions in smelting and refining charges and metal deductions that reduced these charges from 21% of gross revenue to 17% of gross revenue and a 7% increase in the average USD/CAD exchange rate. During the year ended December 31, 2008, revenues increased by $1.4 million over 2007 due to the ramping up of production at the La Parrilla and La Encantada Silver Mines.

La Parrilla Silver Mine – During the year ended December 31, 2009, a total 277,917 tonnes of ore were processed with an average head grade of 214 g/t of silver resulting in a total of 1,643,207 equivalent ounces of silver produced and 1,648,020 ounces of silver equivalent shipped. During the year ended December 31, 2008, a total of 246,166 tonnes of ore were processed with an average head grade of 234 g/t of silver resulting in a total of 1,584,808 equivalent ounces of silver produced and 1,282,340 ounces of silver equivalent shipped. During the year ended December 31, 2007, a total of 179,411 tonnes of ore were processed with an average head grade of 204 g/t of silver resulting in a total of 1,000,823 equivalent ounces of silver produced.

San Martin Silver Mine – During the year ended December 31, 2009, a total of 291,339 tonnes of ore were processed with an average head grade of 157 g/t of silver resulting in a total of 1,247,236 equivalent ounces of silver produced and 1,229,073 ounces of silver equivalents shipped. For the year ended December 31, 2008, a total of 254,211 tonnes of ore was processed with an average grade of 141 g/t of silver resulting in 1,008,948 ounces of silver equivalents produced, and 778,561 ounces of silver equivalents shipped. The San Martin mine and mill, over the twelve month period ended December 31, 2007, processed 239,796 tonnes of ore with an average grade of 171 g/t of silver resulting in 1,217,065 equivalent ounces of silver.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

La Encantada Silver Mine – During the year ended December 31, 2009, 318,382 tonnes of ore were processed with an average head grade of 276 g/t of silver resulting in a total of 1,446,660 equivalent ounces of silver produced and 1,371,337 ounces of silver equivalents shipped. During the year ended December 31, 2008, 1,636,242 equivalent ounces of silver were produced and 1,529,301 ounces of silver equivalent were shipped, compared to 1,366,377 equivalent ounces of silver produced and 1,272,810 equivalent ounces of silver shipped for the year 2007.

(2)

Mine operating earnings for the year ended December 31, 2009 increased by $11.0 million or 146% due to an increase of 643,501 equivalent silver ounces sold in 2009 compared to 2008. A $15.2 million increase in net revenue was partially off set by a $3.9 million increase in cost of sales. Mine operating earnings for the year ended December 31, 2008 was $7,501,632, an increase of 7% over the $7,007,776 of mine operating earnings for the year ended December 31, 2007 and is primarily due to the increase of 128,642 equivalent silver ounces sold in 2008 compared to 2007.

(3)

Net income or losses in these periods included non-cash stock based compensation expenses of $3,302,780 for the year ended December 31, 2009 compared to $3,680,111 for the year ended December 31, 2008 and $3,865,689 for the year ended December 31, 2007. During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. Also during 2009, included in net income was a write-down of marketable securities in the amount of $390,467. There were no such write-downs during the years ended December 31, 2008 and 2007.

There was a net income tax recovery of $3,230,192 in the year ended December 31, 2009 compared to an income tax recovery of $1,919,454 in the year ended December 31, 2008 and a tax expense of $1,384,647 in the year ended December 31, 2007, attributed primarily to increases in future income tax benefits as well as a reduction of non-allowable tax deductions in 2009 and 2008.

(4)

During the year ended December 31, 2009, the $20.4 million increase in total assets consisted primarily of approximately $18.3 million increase in plant and equipment and a $13.7 million increase in mining interests, net of depreciation, depletion and translation adjustments, both of which were offset by a $11.5 million reduction of cash. During the year ended December 31, 2008, the $46.2 million increase in total assets consisted primarily of approximately $4.6 million increase in cash and cash equivalents and $38.3 million on mining interests and plant and equipment, net of depletion, depreciation and translation adjustments.

The Company has not paid any dividends since incorporation and it presently has no plans to pay dividends.

RESULTS OF OPERATIONS

Three Months ended December 31, 2009 compared to Three Months ended December 31, 2008.

	For the Quarter Ended
	December 31, 2009	December 31, 2008
	$	$
Gross Revenue	21,436,456	11,712,165	(1)
Net Revenue	18,374,117	9,106,605	(2)
Cost of sales	8,538,785	8,294,803	(3)
Amortization and depreciation	915,157	1,049,767
Depletion	720,702	825,185	(4)
Accretion of reclamation obligation	106,480	63,547
Mine operating earnings	8,092,993	(1,126,697)	(5)
General and administrative	2,432,333	1,795,305	(6)
Stock-based compensation	1,099,386	865,417	(7)
Write-down of mineral properties	2,589,824	-	(8)
	6,121,543	2,660,722
Operating income (loss)	1,971,450	(3,787,419)	(9)
Interest and other expenses	(999,683)	(583,430)	(10)
Investment and other income	531,763	67,363	(11)
Write-down of marketable securities	(390,467)	-	(12)
Foreign exchange (loss) gain	523,141	(3,750,504)	(13)
Income (loss) before taxes	1,636,204	(8,053,990)
Income tax (recovery) - current	(360,124)	17,742
Income tax (recovery) - future	(496,160)	(2,532,826)
Income tax (recovery) expense	(856,284)	(2,515,084)	(14)
NET INCOME (LOSS) FOR THE QUARTER	2,492,488	(5,538,906)	(15)
EARNINGS (LOSS) PER SHARE - BASIC	0.03	(0.08)

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 65

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

1.

Consolidated gross revenue (prior to smelting and refining and metal deductions) for the quarter ended December 31, 2009 was $21,436,456 or $18.71 (US$17.72) per ounce compared to $11,712,165 or $14.15 (US$11.67) per ounce for the quarter ended December 31, 2008 for an increase of $9,724,291, or 83%. The increase in the fourth quarter of 2009 is attributable to a 38% increase in equivalent silver ounces sold and a 32% increase in the average gross revenue per ounce realized.

2.

Net revenue for the three months ended December 31, 2009 increased by $9,267,512 or 102% to $18,374,117, from $9,106,605 in the fourth quarter of 2008, due to the same increases that affected consolidated gross revenue in the fourth quarter of 2009. In addition, lower smelting and refining charges per ounce contributed to the increase in net revenue in the fourth quarter of 2009.

3.

Cost of sales increased by $243,982 or 3%, to $8,538,785 in the fourth quarter of 2009 from $8,294,803 in the same quarter of 2008. This modest increase in cost of sales was accomplished while increasing the equivalent silver ounces sold by 38% from the quarter ended December 31, 2008. In the fourth quarter of 2009, the Company processed higher grade ore and achieved operational efficiencies including reductions in production costs per tonne and cash costs per ounce.

4.

Depletion decreased by $104,483 or 13%, to $720,702 in the fourth quarter of December 2009 from $825,185 in the same quarter of 2008, due to an increase in production from areas outside of reserves at the San Martin Silver Mine.

5.

Mine operating earnings increased by $9,219,690 or 818% to $8,092,993 for the quarter ended December 31, 2009 from a mine operating loss of $1,126,697 for the same quarter in the prior year. This is primarily due to the $9,267,512 increase in net revenue.

6.

General and administrative expenses increased by $637,028 or 35% compared to the prior year primarily due to increases in office and other expenses of $205,700, salaries and benefits of $152,636 and legal expenses of $116,199.

7.	Stock-based compensation increased by $233,969 or 27% due to a higher number of new option grants in the fourth quarter of 2009.

8.

During the quarter ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. There was no such write-down in the fourth quarter of 2008.

9.

Operating income increased by $5,758,869 or 152% to $1,971,450 for the quarter ended December 31, 2009, from an operating loss of $3,787,419 for the quarter ended December 31, 2008, due to the increase in mine operating earnings.

10.

During the quarter ended December 31, 2009, interest and other expenses included a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed. There was no such expense in the quarter ended December 31, 2008.

11.	During the quarter ended December 31, 2009, investment and other income included $445,920 for realized gains on silver futures while this gain was $81,307 in the quarter ended December 31, 2008.

12.

During the quarter ended December 31, 2009, management determined that the value of certain investments in marketable securities were permanently impaired and $390,467 of unrealized losses were written down. There was no such write-down in the fourth quarter of 2008.

13.

The Company experienced a foreign exchange gain of $523,141 in the quarter ended December 31, 2009 compared to a foreign exchange loss of $3,750,504 in the quarter ended December 31, 2008 due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

14.

During the quarter ended December 31, 2009, the Company recorded an income tax recovery of $856,284 compared to a recovery of $2,515,084 in the quarter ended December 31, 2008, and this is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008.

15.

As a result of the foregoing, net income for the quarter ended December 31, 2009 was $2,492,488 or $0.03 per common share compared to a net loss of $5,538,906 or $0.08 per common share in the quarter ended December 31, 2008, for an increase of $8,031,394.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Year ended December 31, 2009 compared to Year ended December 31, 2008.

	For the Year Ended
	December 31, 2009	December 31, 2008
	$	$
Gross Revenue	71,526,075	56,102,459	(1)
Net Revenue	59,510,669	44,324,887	(2)
Cost of sales	34,351,853	30,419,415	(3)
Amortization and depreciation	3,504,065	3,169,226	(4)
Depletion	2,748,709	3,034,137	(5)
Accretion of reclamation obligation	445,090	200,477	(6)
Mine operating earnings	18,460,952	7,501,632
General and administrative	8,089,087	7,549,079	(7)
Stock-based compensation	3,302,780	3,680,111	(8)
Write-down mineral properties	2,589,824	-	(9)
	13,981,691	11,229,190
Operating income	4,479,261	(3,727,558)	(10)
Interest and other expenses	(2,101,862)	(1,372,768)	(11)
Investment and other income	1,129,527	1,180,742
Write-down marketable securities	(390,467)	-
Foreign exchange loss	(36,426)	(3,144,654)	(12)
Income (loss) before taxes	3,080,033	(7,064,238)
Income tax - current	85,786	136,533
Income tax (recovery) - future	(3,315,978)	(2,055,987)
Income tax (recovery) expense	(3,230,192)	(1,919,454)	(13)
NET INCOME (LOSS) FOR THE YEAR	6,310,225	(5,144,784)	(14)
EARNINGS (LOSS) PER SHARE - BASIC	0.08	(0.07)

1.

Gross revenue (prior to smelting and refining and metal deductions) for the year ended December 31, 2009 was $71,526,075 compared to $56,102,459 for the year ended December 31, 2008 for an increase of $15.4 million or 27%. Contributing to this increase was an 18% increase in silver equivalent ounces sold, and a 8% increase in the average Canadian price per ounce of silver. Total equivalent ounces of silver sold for 2009, was 4,233,703 ounces whereas for 2008, the total equivalent ounces of silver sold was 3,590,202 ounces, for an increase of 643,501 equivalent ounces of silver. The average silver price realized in 2009 was $16.89 (US$14.79) while the average silver price realized in 2008 was $15.63 (US$14.66), due to a 7% increase in the average CAD/USD exchange rate for 2009, compared to 2008.

2.

Net revenue for the year ended December 31, 2009 increased by $15.2 million or 34%, from $44,324,887 in the year ended December 31, 2008 to $59,510,669 in the year ended December 31, 2009 due to the same increases that affected consolidated gross revenue in 2009. Net revenue in 2009 also included the incremental revenue of $454,719 from the sales of coins, ingots and bullion to consumers and individual retail investors over the Company’s website.

3.	Cost of sales increased by $3.9 million or 13% from $30.4 million to $34.4 million for the year ended December 31, 2009 due to the 18% increase in the equivalent ounces of silver sold.

4.

Amortization and depreciation increased by $334,839 or 11%, to $3,504,065 for the year ended December 31, 2009 from $3,169,226 for the year ended December 31, 2008, due to the higher amount of depreciable assets in the current year including assets acquired by capital lease in the fourth quarter of 2008 and in 2009.

5.

Depletion decreased by $285,428 or 9% to $2,748,709 in the year ended December 31, 2009 compared to $3,034,137 for the year ended December 31, 2008 and is primarily related to the San Martin mine as less tonnage was extracted from re- serves, and more tonnage was extracted from areas outside of reserves.

6.

Accretion of reclamation obligations increased by $244,613, from $200,477 in the year ended December 31, 2008 to $445,090 in the year ended December 31, 2009, due to the updated cost estimates for reclamation activities as determined in late 2008.

7.	General and administrative expenses increased by $540,008 or 7% primarily due to increases of $315,977 in legal expenses and $230,010 in salaries and benefits.

8.	Stock-based compensation decreased by $377,331 or 10% due to fewer new options granted and fewer options vesting in the year ended December 31, 2009.

9.

During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. There was no such write-down in 2008.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 67

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

10.

Operating income increased by $8,206,819 or 220%, from an operating loss of $3,727,558 for the year ended December 31, 2008 to operating income of $4,479,261 for the year ended December 31, 2009. This can be directly attributable to the $10,959,320 increase in mine operating earnings.

11.

Interest and other expenses increased by $729,094 or 53% to $2,101,862 in the year ended December 31, 2009 compared to $1,372,768 in the year ended December 31, 2008 due to a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed as well as additional interest on capital leases, interest on outstanding property payments relating to the Quebradillas Mine at La Parrilla, interest on debt facilities in place in 2009 and financing cost relating to advance payments on silver shipments. During the year ended December 31, 2009, interest and other expenses included a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed. There was no such expense in 2008.

12.

There was a foreign exchange loss of $36,426 for the year ended December 31, 2009, compared to a loss of $3,144,654 for the year ended December 31, 2008, due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

13.

During the year ended December 31, 2009, the Company recorded an income tax recovery of $3,230,192 compared to $1,919,454 in the year ended December 31, 2008. This is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008. Included in the current recovery is a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which has increased the tax loss carryforwards.

14.

As a result of the foregoing, net income for the year ended December 31, 2009 was $6,310,225 or $0.08 per common share (basic) compared to net loss of $5,144,784 or ($0.07) per common share for the year ended December 31, 2008, for an increase of $11.5 million.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the last eight quarters.

			Net income	Basic and diluted
		Net sales	(loss) after	net income (loss)	Stock based
		revenues	taxes	per common share	compensation (1)
	Quarter	$	$	$	$	Note
Year ended December 31, 2009	Q4	18,374,117	2,492,488	0.03	1,099,386	2
	Q3	13,724,803	1,841,623	0.02	505,847	3
	Q2	13,024,877	1,036,416	0.01	800,808	4
	Q1	14,386,872	939,698	0.01	896,739	5
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	6
	Q3	10,817,211	(374,245)	(0.01)	1,035,864
	Q2	11,436,889	(296,956)	0.00	670,616	7
	Q1	12,964,182	1,065,323	0.02	1,108,216

Notes:

(1)

Stock-based Compensation - the net income (losses) are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

(2)

In the quarter ending December 31, 2009, net sales revenue increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to US$17.72 in the quarter ended December 31, 2009, compared to US$15.07 in the prior quarter ended September 30, 2009.

(3)

In the quarter ending September 30, 2009, net sales revenue increased due to rising prices. The average gross revenue per ounce of silver realized was US$15.07 in the quarter ended September 30, 2009, increasing from US$12.60 in the prior quarter ended June 30, 2009.

(4)	In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

(5)

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

(6)

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metal settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million relating to net U.S. monetary liabilities in the fourth quarter of 2008.

(7)

In the quarter ended June 30, 2008, the Company had a revision to its smelting charges imposed, resulting in an incremental charge and reduction of net sales of $1.9 million (US$1,852,830) in the quarter. Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate.

Revenues Per Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and intercompany shipments of coins, ingots and bullion products. The following analysis provides the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP. Gross revenues are deducted by shipped ounces of equivalent silver to calculate the average realized price per ounce of silver sold.

	Quarter Ended December 31,		Year to Date December 31,
Revenue Analysis	2009 $	2008 $	2009 $	2008 $
MEXICO
Gross revenues - silver dore bars and concentrates	21,939,708	12,223,817	71,464,014	56,614,111
Less: refining and smelting charges	(2,207,964)	(2,233,050)	(9,389,935)	(9,895,208)
Less: metal deductions	(942,613)	(372,510)	(2,784,390)	(1,882,364)
Net revenue from silver dore and concentrates	18,789,131	9,618,257	59,289,689	44,836,539
Equivalent ounces of silver sold	1,154,384	905,929	4,248,430	3,668,286
Average gross revenue per ounce sold ($CDN)	19.01	13.49	16.82	15.43
Average exchange rate in the period ($US/$CDN)	1.0562	1.2123	1.1420	1.0660
Average gross revenue per ounce sold ($US)	17.99	11.13	14.73	14.48
CANADA
Gross revenues - silver coins, ingots and bullion	1,473,358	380,613	5,132,099	380,613
Equivalent ounces of silver sold, from Mexican production	74,989	24,607	284,564	24,607
Average gross revenue per ounce sold ($CDN)	19.65	15.47	18.03	15.47
Average exchange rate in the period ($US/$CDN)	1.0562	1.2123	1.1420	1.0660
Average gross revenue per ounce sold ($US)	18.60	12.76	15.79	14.51
CONSOLIDATED
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	23,413,066	12,604,430	76,596,113	56,994,724
Less: intercompany eliminations	(1,976,610)	(892,265)	(5,070,038)	(892,265)
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	21,436,456	11,712,165	71,526,075	56,102,459
Less: refining and smelting charges, net of intercompany	(2,163,845)	(2,233,050)	(9,310,475)	(9,895,208)
Less: metal deductions, net of intercompany	(898,494)	(372,510)	(2,704,931)	(1,882,364)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	18,374,117	9,106,605	59,510,669	44,324,887
Equivalent ounces of silver sold (after interco. eliminations)	1,145,562	827,845	4,233,703	3,590,202
Average gross revenue per ounce sold ($CDN)	18.71	14.15	16.89	15.63
Average exchange rate in the period ($CDN/$US)	1.0562	1.2123	1.1420	1.0660
Average gross revenue per ounce sold ($US)	17.72	11.67	14.79	14.66
Average market price of per ounce of silver per LBMA.ORG.UK ($US)	17.57	10.21	14.67	14.99

At December 31, 2009, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore sales receipts of $944,468 in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period was not recorded as a sales revenues but instead was recorded as a reduction of capital in the construction in progress account.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 69

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

LIQUIDITY

At December 31, 2009, the Company had working capital of $4.8 million and cash and cash equivalents of $5.9 million compared to a working capital deficiency of $1.0 million and cash and cash equivalents of $17.4 million at December 31, 2008. Working capital increased as a result of $6.7 million from operating activities, a $19.6 million reduction of current liabilities (which includes $2,741,260 settled through the issuance of shares as further described below) offset by a $14.3 million reduction in restricted cash related to the vendor liability.

On July 16, 2009, the Company removed a $14.3 million vendor liability from its balance sheet pursuant to a consent order whereby the vendor liability and interest relating to the acquisition of First Silver were mitigated by the Company providing $14.3 million to the defendant vendor, to be held in trust pending the outcome of litigation by the Company against the defendant vendor. As these funds are retained in a Canadian lawyer’s trust account pending the outcome of actions by First Majestic against the defendant vendor, management believes that these funds would become accessible to the Company in the event of a favourable outcome from the Company’s litigation against the defendant vendor.

In August and September 2009, the Company also settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a deemed value of $2.30 per share.

During the year ended December 31, 2009, the Company raised a total of $35.3 million through a combination of debt and equity. New funds consisted of $29.4 million in equities, $4.3 million in a Mexican government sponsored development loan, as well as $1.6 million from the pre-sale of lead concentrates from the La Parrilla mine. This compares to $41.6 million raised in the year ended December 31, 2008.

In October 2009, the Company entered into an agreement for two loan facilities totaling $53.8 million Mexican pesos (CAD$4.3 million) from the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI). Funds from this loan will be used for the completion of the new 3,500 tpd cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $47.1 million Mexican pesos (CAD$3.7 million), bears interest at the Mexican interbank rate plus 7.51% and is repayable over a 60-month period. The working capital loan, for up to $6.7 million Mexican pesos (CAD$0.6 million), bears interest at the Mexican interbank rate plus 7.31% and is a 90-day revolving loan. The loans are secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

In August 2009, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $1.6 million (US$1.5 million) was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required. Subsequent to December 31, 2009, the debt was fully repaid and this agreement was amended and restated to provide an additional six-month prepayment facility of up to $1.6 million (US$1.5 million).

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011 and 334,239 warrants expire on September 16, 2011. Finder’s fee in the amount of $101,016 and 50,000 warrants were paid in respect to a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011. The net proceeds of the offering are being used for general working capital purposes.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,689,648, of which $18,840,890 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The Company is using $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine and the remainder for general working capital. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The underwriters did not exercise their option to purchase the option shares or warrants. During the year ended December 31, 2009, the Company also received $68,838 pursuant to the exercise of 36,250 stock options and $165,000 pursuant to the exercise of 50,000 warrants.

During the year ended December 31, 2009, the Company invested $14.0 million (December 31, 2008 - $24.5 million) on the acquisition, exploration and development of its mineral properties and a further $19.4 million (December 31, 2008 - $14.9 million) on plant and equipment. In late 2008, after having achieved 300 million ounces of total Reserves and Resources, the Company took actions to reduce its rate of expenditure on exploration and development.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

The Company has expended approximately US$32 million over the past 18 months on its new processing plant at La Encantada, which is expected to increase capacity to 3,500 tonnes per day and to add approximately 4 million ounces of production per year for the Company.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. The Company has no exposure to and has not invested in any asset backed commercial paper securities.

2010 OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2010. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

Silver production at La Encantada Silver Mine consists of a 1,000 tpd flotation circuit which is currently producing a lead concentrate, as well as a 3,500 tpd cyanidation circuit which is producing a silver precipitate. As the new cyanidation circuit is presently in the pre-production phase, all revenues and operating costs are being treated as capital costs. Though the Company is monitoring the content of silver credited against the capital costs, these ounces of silver are not yet being considered in the calculation of cash costs, silver recoveries and silver grades for production purposes.

The new cyanidation circuit is expected to ramp up gradually during Q1 and into Q2 of 2010 as the La Encantada plant increases production to capacity at 3,500 tpd. Though management expects commercial production to be reached at the beginning of Q2, full production is not anticipated until near the end of Q2. Given the uncertainty in the timing of commercial production and the impact of this uncertainty on the Company’s scale of production, it would be premature to establish detailed expectations of production, cost and operating parameters for the 2010 year. At such time as management has established that commercial production has been achieved and production parameters have stabilized, the topic of detailed expectations will be addressed. In the interim, management is anticipating that production will reach approximately 6 million ounces of silver equivalents in 2010.

Cash costs are expected to remain consistent with past historical results for 2009. Smelting and refining charges are expected to decrease in 2010 due to a shift in the mix of production toward lower cost doré versus concentrates.

Sales of coins, ingots and bullion will continue in 2010 and is expected to reach approximately 10% of all silver sales for the year. These sales result in approximately a 5-10% increase in selling price over normal quoted selling prices in any quarter. Additional information on the Company’s silver coins, ingots and bullion, including how to place an order, may be found on the Company’s website at www.firstmajestic.com.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2009, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company:

a)

incurred $281,065 for the year ended December 31, 2009 and $67,784 for the quarter ended December 31, 2009 (year ended December 31, 2008 - $248,025; quarter ended December 31, 2008 - $50,666) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $275,214 for the year ended December 31, 2009 and $63,481 for the quarter ended December 31, 2009 (year ended December 31, 2008 - $310,920; quarter ended December 31, 2008 - $95,296) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,317,437 of service fees during the year ended December 31, 2009 and $47,686 for the quarter ended December 31, 2009 (year ended December 31, 2008 - $8,010,843; quarter ended December 31, 2008 - $1,392,542) to a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $232,444 was unpaid as at December 31, 2009 (December 31, 2008 - $3,122,130). This relationship was terminated in February 2009.

d)

incurred $nil for the year ended December 31, 2009 (year ended December 31, 2008 - $7,365) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to Del Toro.

e)	provided a loan of $nil (US$nil) (2008 - $36,450 or US$30,000) to a director of the Company. This loan was fully repaid in the year ended December 31, 2009.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 71

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

The Company’s capital structure consists of debt facilities and shareholders’ equity, comprising of issued capital, share capital to be issued, contributed surplus, retained earnings (deficit) and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months, provided there are no materially adverse developments with commodity prices during this period.

FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through one international organization. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.0 million as at December 31, 2009, a significant portion which is past due. The Company is proceeding through a lengthy and slow review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2009, the Company had a loan facility with the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (“FIFOMI”) amounting to $4.3 million repayable over a five-year period. As at December 31, 2009, the Company has outstanding accounts payable and accrued liabilities of $11.3 million which are generally payable in 90 days or less.

Although, the Company does not have a history of operating profits, the Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

The Company’s liabilities have contractual maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$2,807,636	$2,139,352	$668,284	$-	$-
FIFOMI Loan Facilities	4,309,159	1,095,672	1,676,605	1,536,882	-
Trafigura Prepayment Facility	450,940	450,940	-	-	-
Real de Catorce Payments (1)	1,261,200	1,261,200	-	-	-
Purchase Obligations (2)	2,071,102	2,071,102	-	-	-
Asset Retirement Obligations	4,336,088	-	-	-	4,336,088
Accounts Payable and Accrued Liabilities	11,304,170	11,304,170	-	-	-
Total Contractual Obligations	$26,540,295	$18,322,436	$2,344,889	$1,536,882	$4,336,088

(1)	Contract commitments to acquire surface rights and geological information relating to the Real de Catorce Project.

(2)	Contract commitments for construction materials and equipment for the La Encantada mill expansion project.

Currency Risk
Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, investments in mining interests, accounts payable and loans payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Mexican peso and the Canadian dollar is included in the table below.

Commodity Price Risk
Commodity price risk is the risk that movements in the spot price of silver will have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold and lead. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control.

The Company does not use other derivative instruments to hedge its commodity price risk.

Interest Rate Risk
The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest bearing financial liabilities comprise a floating rate loan with FIFOMI and a floating rate operating line, plus fixed rate debt instruments and capital leases with terms to maturity ranging up to three years. The FIFOMI loans are floating at 7.51% and 7.31% over the Mexican Interbank Rate which is currently at 4.91%

The sensitivity analyses below have been determined based on the undernoted risks at December 31, 2009.

Reasonably possible changes
$US
	Denominated	$US /Peso	Peso/$CDN	Market
	Silver Commodity	Exchange	Exchange	interest
	Price	Rate	Rate	Rate
Impact on Annual Operations	+/- 10%	+/- 10%	+/- 10%	+/- 25 basis points
Net Income (1)	$217,485	$423,771	$3,870	$14,724

(1)

These sensitivities are hypothetical and should be used with caution, favourable hypothetical changes in the assumptions result in an increased amount and unfavourable hypothetical changes in the assumptions result in a decreased amount of net income and/or other comprehensive income.

Fair Value Estimation
The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable and accrued liabilities, capital lease obligations, debt facilities and vendor liability.

Marketable securities and derivative instruments are carried at fair value. The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities, unearned revenue, capital lease obligations and debt facilities approximate their carrying value due to the short term nature of these items. The fair value of the vendor liability and interest payable is not readily determinable due to the uncertainty with respect to the outcome of the litigation described in Note 10.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 73

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2009. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests
The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2009. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment
Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets. There were no write-downs or impairment losses recorded at December 31, 2009, as a result of these impairment analyses at the Company’s operating mines. The write-down of the investment in the Cuitaboca Project was due to management’s determination not to proceed with this project, after the Real de Catorce Project had been acquired.

At December 31, 2009, the Company reallocated the following amounts from the non-depletable to depletable categories as a result of an internal assessment of reserves and resources:

La Encantada Silver Mine	$960,327
La Parrilla Silver Mine	798,960
San Martin Silver Mine	3,002,349
Total transfer to depletable mineral property interests	$4,761,636

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Asset Retirement Obligations and Reclamation Costs
The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2009.

Income Taxes
Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2009, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation
The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 75

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

FUTURE ACCOUNTING CHANGES

Business Combinations, Consolidations and Non-controlling interests
The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has not adopted these new standards for the year ended December 31, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the quarter ending March 31, 2011, and will be required to prepare an opening balance sheet and provide information that conforms to IFRS for comparative periods presented.

The Company has developed an IFRS changeover plan which addresses the key areas such as accounting policies, financial reporting, disclosure controls and procedures, information systems, education and training and other business activities.

The Company commenced its IFRS conversion project during the second quarter of 2009 and has established a conversion plan and an IFRS project team. The IFRS conversion project is comprised of three phases: i) project planning, scoping and preliminary impact analysis; ii) detailed diagnostics and evaluation of financial impacts, selection of accounting policies, and design of operational and business processes; and iii) implementation and review.

The Company is in the second phase of its conversion plan and has completed a detailed analysis of the standards, including the evaluation of policy choices for those standards that may have an impact on its financial statements, business processes and systems.

Management is in the process of quantifying the expected material differences between lFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected in key accounting areas. The Company cannot reasonably determine the full impact that adopting IFRS would have on its financial statements at this time. As a result, it is unable to quantify the impact of adopting IFRS on the financial statements as at December 31, 2009.

The Company is continuing to monitor developments in standards and interpretations of standards and industry practices. Due to anticipated changes to IFRS and International Accounting Standards prior to the adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

The following list, though not exhaustive, identifies some of the changes in key accounting policies due to the adoption of IFRS:

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Standards	Difference from GAAP	Potential Impact
Presentation and disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In addition, classification and presentation may be different for some balance sheet items.

The increased disclosure requirements will cause the Com- pany to change financial reporting processes to ensure the appropriate data is collected. The Company is analyzing the impact of classification and presentation changes.

First time Adoption of IFRS (IFRS 1)

IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. With regards to the IFRS transition, the Company continues to analyze the optional exemp- tions available under IFRS 1.

The adoption of certain exemptions will impact the January 1, 2010 opening balance sheet adjustments. The Company continues to assess the appropriateness of the accounting policies applied under IFRS both at the time of transition and following transition.

Property, Plant and Equipment (IAS 16)

IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as deter- mined in accordance with IFRS. IAS 16 permits the revaluation of PPE to fair value.

Potentially material components within processing plants will have shorter useful lives than the entire plant, requiring increased amortization expenses.
Impairment of Long-lived Assets (IAS 36)

IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cashflows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.

The differences in methodology may result in asset impairments upon transition to IFRS. The Company is currently as sessing the potential impact on long-lived assets which may require further writedowns relating to impairments.

Asset Retirement Obligations (IAS 37)

Differences include the basis of estimation for un- discounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.

IFRS 1 provides an exemption which allows the Company to recognize reclamation and closure costs obligations, estimate costs of the related mining properties using risk free rates, and recalculating depreciation and depletion of assets at fair value as at January 1, 2010.

Income Taxes (subject to adoption at transition of a revised IAS 12 standard)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.

Deferred tax assets may be derecognized at transition. This standard is in-transition since IAS 12 was withdrawn in November 2009 and the AcSB will adopt the converged standard at changeover to IFRS. The Company is assessing the changes but the changes are not likely significant.

Functional Currency (IAS 21)	IAS 21 requires the Company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.	IFRS 1 provides an exemption that allows a Company to reset its cumulative translation account to zero at the date of transition, with the balance being transferred to opening retained earnings.
Business Combinations (IFRS 3)	Under GAAP, the new HB section 1582 is effective January 1, 2011 to converge with IFRS and early adoption is permitted.

Early adoption of HB section 1582 is permitted, and the Company plans to early adopt this section for the year ended December 31, 2010. IFRS 1 will allow IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Leases (IAS 17)

IFRS classifies leases as either financing or operating leases and classification depends on whether substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred from the lessor to the lessee, and is made at the inception of the lease. There are no quantitative thresholds similar to GAAP.

The Company is developing internal indicators to assist in lease classification under IFRS.
Borrowing Costs (IAS 23)	IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset.	IFRS 1 allows companies to capitalize borrowing costs relating to all qualifying assets prospectively on adoption.
Stock-based Compensation (IFRS 2)	Under Canadian GAAP, obligations for cash payments under stock-based compensation plans are accrued using the intrinsic method, compared to the fair value method under IFRS.

While the carrying value of each reporting period will be different under IFRS, the cumulative expense recognized over the life of the instrument will be the same. The Company will adopt this change prospectively using the IFRS 1 exemption for share units that vest prior to January 1, 2010.

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 77

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Other important considerations during the IFRS transition are the following:

Internal control over financial reporting (“ICFR”) – for all accounting policy changes identified, the Company will assess the impact on the ICFR design and effectiveness implications and will ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

Disclosure controls and procedures (“DC&P”) – for all accounting policy changes identified an assessment of DC&P design and effectiveness implication will be analyzed to address any issues with respect to DC&P during IFRS transition.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management has been remediating internal controls during 2009 and in early 2010, and minimizing weaknesses in internal controls related to reconciliation processes and strengthening automated internal controls in accounting systems in Mexico and Canada. The risk of material error is mitigated by extensive management review of financial reports, account reconciliations and analyses in both Mexico and Canada, as well as monthly audit committee review of standards, and financial reports. Management is continuing to automate accounting systems between Mexico and Canada to lessen the reliance on substantive testing and detailed analyses. Significant progress on the remediation plan has been achieved during 2009 and early into 2010, and management expects the substantial remainder of its current plan to be completed by the end of the first quarter of 2010 with only minor remediation objectives continuing until the end of 2010.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico, however these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2009.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2009.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS	STOCK TRANSFER AGENT

Suite 1805 - 925 West Georgia Street	Computershare Trust Company of Canada
Vancouver, B.C. Canada V6C 3L2	510 Burrard Street, 3rd Floor
Telephone 604.688.3033	Vancouver, B.C. Canada V6C 3B9
Fax 604.639.8873	Telephone 604-661-9400
Toll Free 1.866.529.2807	Fax 604-661-9401
info@firstmajestic.com
www.firstmajestic.com	LEGAL ADVISORS

BOARD OF DIRECTORS AND OFFICERS	McCullough O’Connor Irwin LLP
Suite 2610, Oceanic Plaza
Robert McCallum, B.Sc., P.Eng. [1,3]	1066 West Hastings St.
Chairman & Director	Vancouver, B.C. Canada V6E 3X1
Keith Neumeyer
President, Chief Executive Officer and Director	INDEPENDENT AUDITORS
Ramon Davila, Ing., M.Sc. Eng.
Chief Operating Officer and Director	Deloitte & Touche LLP
Raymond Polman, B.Sc. (Econ), CA	P.O. Box 49279, Four Bentall Centre
Chief Financial Officer	2800 – 1055 Dunsmuir Street
Connie Lillico, B.A.	Vancouver, B.C. Canada V7X 1P4
Corporate Secretary
Douglas Penrose, CA1,3	ANNUAL GENERAL MEETING
Director
Tony Pezzotti[1,2]	Date: Thursday, May 27, 2010
Director	Time: 10:00 am
David A. Shaw, Ph.D2,3	Terminal City Club
Director	837 West Hastings St.
Robert (Bob) Young, P.Eng.[2]	Vancouver, B.C. Canada V6C 1B6
Director
MARKET INFORMATION
INVESTOR RELATIONS CONTACT
Trading Symbol: FR
Investor relations	Stock Exchange: TSX
info@firstmajestic.com	Frankfurt/Berlin: FMV, WKN: A0LHKJ
OTCQX: FRMSF
Jill Anne Arias
Executive Assistant & Corporate Relations

Telephone 604.688.3033
Toll Free 1.866.529.2807 (North America only)

1	Audit committee
2	Human resources, compensation and nominating committee
3	Corporate governance committee

FIRST MAJESTIC SILVER CORP. 2009 ANNUAL REPORT | 79

www.firstmajestic.com